SIERRA METALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2021

Corporate Office	TSX: SMT NYSE AMERICAN: SMTS
161 Bay Street, Suite 4260 Toronto, ON, Canada M5J 2S1	BVL: SMT www.sierrametals.com

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2021

(In thousands of United States dollars, unless otherwise stated)

1.INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with Sierra Metals Inc.’s (the “Company” or “Sierra” or “Sierra Metals”) consolidated financial statements for the year ended December 31, 2021 and related notes thereto (the “Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). References herein to "$" are to the United States dollar and “C$” are to the Canadian dollar and all tabular amounts are expressed in thousands of $ unless otherwise stated. All information contained in this MD&A is current as of March 16, 2022 unless otherwise noted. The Company’s common shares (the “Common Shares”) are listed and traded on the Toronto Stock Exchange (the “TSX”), the New York Stock Exchange (the “NYSE AMERICAN”), and the Peruvian Bolsa de Valores de Lima (“BVL” or the “Lima Stock Exchange”) under the symbol “SMT”, and “SMTS” on the NYSE AMERICAN. Additional information relating to the Company, including the Company’s Annual Information Form (“AIF”), is available on SEDAR at www.sedar.com and on the Company’s website at www.sierrametals.com. A cautionary note regarding forward-looking information follows this MD&A.

QUALIFIED PERSONS

Americo Zuzunaga, FAusIMM CP (Mining Engineer) and Vice President of Corporate Planning is a Qualified Person and chartered professional qualifying as a Competent Person under the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

2.COMPANY OVERVIEW

Sierra Metals Inc. is a diversified Canadian mining company with Green Metal exposure including increasing copper production and base metal production with precious metals in Peru and Mexico. The Company plans to continue growing its production base through brownfield exploration investments within its properties. The Company’s key priorities are to provide high returns on invested capital, to generate strong cash flows and to maximize shareholder value. The Company has three producing mining properties and manages its business on the basis of the geographical location of its mining projects. The Peruvian Operation (“Peru”) is comprised of the Yauricocha mine (“Yauricocha” or the “Yauricocha Mine”), located in the province of Yauyos, its near-mine concessions, and exploration and early-stage properties. The Mexican Operation (“Mexico”) includes the Bolivar (“Bolivar’ or the “Bolivar Mine”) and Cusi (“Cusi” or the “Cusi Mine”) mines, both located in Chihuahua State, Mexico, their near-mine concessions, and exploration and early-stage properties. The Company’s strategic focus is currently on its operations, improving efficiencies, as well as pursuing growth opportunities at, and surrounding, its operating projects. The Company is also considering other opportunities to add value and expand through external growth. Exploration remains a key aspect of the improvement programs being implemented at all three of the Company’s mines and there is optimism that these brownfield exploration programs will continue to add increased economic tonnage going forward.

The Company is focused on improving operating performance through the production of higher volumes of ore to reduce unit costs, strengthening its asset base, continuing to increase its mineral reserves and resources at each of its mines, and exploring organic and external growth opportunities to enhance and deliver shareholder value.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2021

(In thousands of United States dollars, unless otherwise stated)

3. 2021 OPERATING AND FINANCIAL HIGHLIGHTS

	Three Months Ended		Year Ended
(In thousands of dollars, except per share and cash cost amounts, consolidated figures unless noted otherwise)	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Operating
Ore Processed / Tonnes Milled	590,057	778,236	2,902,220	2,828,877
Silver Ounces Produced (000's)	805	922	3,527	3,465
Copper Pounds Produced (000's)	6,071	10,626	31,757	44,262
Lead Pounds Produced (000's)	6,011	7,630	30,816	32,972
Zinc Pounds Produced (000's)	14,913	21,612	79,281	81,868
Gold Ounces Produced	1,863	3,363	9,572	13,771
Copper Equivalent Pounds Produced (000's)[1]	17,841	29,267	89,926	118,214

Cash Cost per Tonne Processed	$58.21	$44.42	$48.69	$40.81
Cash Cost per CuEqLb[2]	$2.29	$1.31	$1.81	$1.13
AISC per CuEqLb[2]	$4.13	$2.56	$3.40	$2.12

Cash Cost per CuEqLb (Yauricocha)[2]	$1.61	$1.16	$1.46	$1.01
AISC per CuEqLb (Yauricocha)[2]	$3.09	$2.47	$2.77	$2.11
Cash Cost per CuEqLb (Bolivar)[2]	$5.29	$1.35	$2.18	$1.13
AISC per CuEqLb (Bolivar)[2]	$8.58	$2.34	$4.22	$1.88
Cash Cost per AgEqOz (Cusi)[2]	$11.80	$15.70	$16.71	$16.62
AISC per AgEqOz (Cusi)[2]	$21.09	$28.18	$28.15	$25.26
Financial
Revenues	$62,240	$76,218	$272,014	$246,888
Adjusted EBITDA[2]	$18,843	$33,725	$104,732	$102,833
Operating cash flows before movements in working capital	$15,419	$32,259	$93,405	$97,757
Adjusted net income attributable to shareholders[2]	$5,443	$8,670	$21,571	$30,817
Net income (loss) attributable to shareholders[3]	$(34,716)	$7,603	$(27,363)	$23,419
Cash and cash equivalents	$34,929	$71,473	$34,929	$71,473
Working capital	$17,321	$70,885	$17,321	$70,885

(1)Copper equivalent pounds and silver equivalent ounces for Q4 2021 were calculated using the following realized prices: $23.41/oz Ag, $4.40/lb Cu, $1.55/lb Zn, $1.06/lb Pb, $1,795/oz Au. Copper equivalent pounds and silver equivalent ounces for Q4 2020 were calculated using the following realized prices: $24.30/oz Ag, $3.32/lb Cu, $1.22/lb Zn, $0.89/lb Pb, $1,859/oz Au. Copper equivalent pounds and silver equivalent ounces for full year 2021 were calculated using the following realized prices: $25.21/oz Ag, $4.23/lb Cu, $1.37/lb Zn, $1.00/lb Pb, $1,796/oz Au. Copper equivalent pounds and silver equivalent ounces for full year 2020 were calculated using the following realized prices: $20.59/oz Ag, $2.80/lb Cu, $1.03/lb Zn, $0.83/lb Pb, $1,771/oz Au.
(2)	This is a non-IFRS performance measure, see Non-IFRS Performance Measures section of the MD&A.
(3)	Net loss attributable to shareholders for Q4 and year 2021 includes an impairment charge of $35.0 million on the Cusi mine.

Q4 2021 Production Highlights

●	Copper production of 6.1 million pounds; a 43% decrease from Q4 2020
●	Zinc production of 14.9 million pounds; a 31% decrease from Q4 2020
●	Lead production of 6.0 million pounds; a 21% decrease from Q4 2020
●	Silver production of 0.8 million ounces; a 13% decrease from Q4 2020

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2021

(In thousands of United States dollars, unless otherwise stated)

●	Gold production of 1,863 ounces; a 45% decrease from Q4 2020

2021 Consolidated Production Highlights

●	Copper production of 31.8 million pounds; a 28% decrease from 2020
●	Zinc production of 79.3 million pounds; a 3% decrease from 2020
●	Lead production of 30.8 million pounds; a 7% decrease from 2020
●	Silver production of 3.5 million ounces; a 2% increase from 2020
●	Gold production of 9,572 ounces; a 30% decrease from 2020
●	Total of 2.9 million ore tonnes processed; a 3% increase from 2020
●	Consolidated copper equivalent production of 89.9 million pounds; a decrease of 24% from 2020

2021 Operational Highlights

Consolidated annual ore throughput of 2,902,220 tonnes, an increase of 3% over 2020, mainly driven by the higher throughputs from the Yauricocha and Cusi mines, offset by a decline in the Bolivar annual throughput.

The Yauricocha mine received its Informe Tecnico Minero (“ITM”) permit in June 2021, allowing for an operating capacity of 3,600 tpd. Achieving the maximum annual permitted capacity, throughput at Yauricocha was 1,256,847 tonnes, or an increase of 12% from the 2020 annual production.

Annual throughput of 295,771 tonnes at Cusi was 28% higher as the mine operated throughout the year, as compared to the year 2020, when almost four months of production was lost during the care and maintenance period resulting from the government mandated shutdown.

The Bolivar mine achieved annual throughput of 1,349,602 tonnes, which was 9% lower than the 2020 throughput, as the mine continued to face manpower issues such as reduced workforce due to COVID and high turnover in middle and senior management.

Consolidated copper equivalent production dropped 24% as compared to 2020 due to the aforementioned production issues at Bolivar and as higher throughput at Yauricocha could not compensate for lower grades during the year. Metal production was higher at Cusi, driven by higher throughput and grades.

2021 Consolidated Financial Highlights

●	Revenue from metals payable of $272.0 million in 2021, an increase of 10% from 2020 annual revenue of $246.9 million. Higher revenue was largely a result of the increase in realized prices for all metals as compared to 2020;
●	Yauricocha’s cash cost per copper equivalent payable pound was $1.46 (2020 - $1.01), and AISC per copper equivalent payable pound of $2.77 (2020 - $2.11);
●	Bolivar’s cash cost per copper equivalent payable pound was $2.18 (2020 - $1.13), and AISC per copper equivalent payable pound was $4.22 (2020 - $1.88);
●	Cusi’s cash cost per silver equivalent payable ounce was $16.71 (2020 - $16.62), and AISC per silver equivalent payable ounce was $28.15 (2020 - $25.26);
●	Adjusted EBITDA(1) of $104.7 million for 2021, which is a 2% increase from the adjusted EBITDA of $102.8 million for 2020;

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2021

(In thousands of United States dollars, unless otherwise stated)

●	Net loss attributable to shareholders for 2021 was $27.4 million (2020: net income of $23.4 million) or $(0.17) per share (basic and diluted) (2020: $0.14). Net losses for Q4 and the year ended 2021 included an impairment charge of $35.0 million on the Cusi mine;
●	Adjusted net income attributable to shareholders (1) of $21.6 million, or $0.13 per share, for 2021 was lower than the adjusted net income of $30.8 million, or $0.19 per share for 2020;
●	A large component of the net income for every period is the non-cash depletion charge in Peru, which was $9.3 million for 2021 (2020: $8.5 million). The non-cash depletion charge is based on the aggregate fair value of the Yauricocha mineral property at the date of acquisition of Sociedad Minera Corona S.A. de C.V. (“Corona”) of $371.0 million amortized over the life of the mine;
●	Cash flow generated from operations before movements in working capital of $93.4 million for 2021 was lower than the $97.8 million in 2020, mainly due to higher G&A costs in 2021; and
●	Cash and cash equivalents of $34.9 million and working capital of $17.3 million as at December 31, 2021 compared to $71.5 million and $70.9 million, respectively, at the end of 2020. Cash and cash equivalents decreased during 2021 as the $71.8 million used in investing activities and $36.9 million used in financing activities exceeded cash generated from operating activities of $72.2 million.
(1)	This is a non-IFRS performance measure, see Non-IFRS Performance Measures section of the MD&A.

Project Development

●	On August 16, 2021, the Company reported the inclusion of iron ore production in the 10,000 tonnes per day (“tpd”) Preliminary Economic Assessment (“PEA”) for its Bolivar Mine mine. The updated PEA indicated an incremental benefit of after-tax NPV (@8%) of $78.2 million and IRR of 69.0% versus the NPV of $57.4 million and IRR of 27.9% reported in the original PEA. A National Instrument 43-101 (“NI 43-101”) technical report was filed on SEDAR and with the U.S. Securities and Exchange Commission on September 29, 2021;
●	On January 20, 2022, the Company announced results of the updated PEA on the expansion at its Yaurococha mine, which included Prefeasibility Study level capital and operating expenditure. The updated PEA indicated an after-tax NPV (@8%) of $273.1 million. The Company filed the corresponding NI 43-101 technical report on SEDAR and with the U.S Securities and Exchange Commission on March 3, 2022.

Exploration Highlights

Peru:

During the year, 9,719 meters of surface exploration using diamond drills was carried out in the Kilkasca, El Estacion, Yauricocha Medio, Fortuna and Exito zones. Further, 18,509 meters of underground exploration was completed with the aim of replacing and increasing the mineral resources exploited during the year.

Mexico:

Bolivar

●	During the year, 19,804 meters of infill drilling program was carried out at Bolivar including 13,072 meters in the El Gallo zone and 4,422 meters in the Bolivar West zone; and

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2021

(In thousands of United States dollars, unless otherwise stated)

●	25,260 meters of brownfield exploration was completed in the Bolivar West and La Montura zones.

Cusi

●	The infill drilling program was carried out in the NorthEast and the North-NorthWest system, with the objective to define the continuity and the grades of both systems. 21,059 meters of drilling was completed, including 4,702 meters of definition drilling into these systems with the termite rig; and
●	Brownfield exploration drilling program started at San Juan, San Antonio and Gallo Back veins and 4,703 meters of drilling was completed during the year.

Corporate Development Highlights

Management and Board Changes

●	On January 29, 2021, Mr. Jose Vizquerra Benavides replaced Mr. Alberto Arias as the Chairman of the Board.
●	On July 19, 2021, Mr. Alberto Arias and Mr. Ricardo Arrarte resigned as directors of the Company. Following their resignations, Mr. Carlos E. Santa Cruz and Mr. Oscar M. Cabrera were appointed to the Board on October 7, 2021.
●	On February 24, 2022, the Company appointed Ms. Dawn Whittaker to the Board.

4.COVID-19, OUTLOOK AND GUIDANCE 2022

The Company gradually ramped up operations in 2021, despite continued restrictions imposed by the local governments. To deal with the impacts of the pandemic, the Company continued with its various pro-active and reactive measures. These measures included a 4-day quarantine prior to entering a mining unit, screening of employees using antigen tests and molecular tests (rt-PCR), physical distancing, capacity limitations on meetings or events, ventilation of work areas, timely detection of cases with suspicious symptoms, and encouraging regular use of sanitizers. These measures resulted in additional costs of $7.6 million in Peru and $2.0 million in Mexico. Further, the availability of personnel remained an issue throughout 2021, considering the absenteeism caused by quarantines and due to the recovery phase of the workers who tested COVID-positive. Low availability of manpower led to delays in mine development and consequent impact on metal production, which was particularly noticed at the Bolivar mine.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2021

(In thousands of United States dollars, unless otherwise stated)

Market Review and Trends

Metal Prices

One of the primary drivers of Sierra’s earnings and ability to generate operating cash flows are the metal market prices. Metal prices remained strong throughout 2021. Copper led the base-metals rally with the 2021 average prices being 51% higher than the 2020 averages. Zinc and lead prices averaged 32% and 20% higher than the 2020 average prices. In the precious metals sector, average prices for silver were 23% higher as compared to 2020, while gold prices were up 2%.

LME Average Prices	Quarter ended Dec 31,		Year ended Dec 31
(In US dollars)	2021	2020	2021	2020

Silver (oz)	$23.32	$24.39	$25.17	$20.51
Copper (lb)	$4.40	$3.25	$4.22	$2.80
Lead (lb)	$1.06	$0.86	$1.00	$0.83
Zinc (lb)	$1.53	$1.19	$1.36	$1.03
Gold (oz)	$1,796	$1,875	$1,800	$1,770

The base metal market was primarily driven by the unprecedented demand after reopening of the global economy causing a big spike in inflation. Copper prices started the year around $3.60 per pound and continued to climb throughout the year, except for some negligible pullback in Q3 2021. Copper prices were supported not only by the unexpectedly strong demand, but also as supply growth struggled to keep up due to operational issues and shutdowns of some of the copper mines. Most analysts feel that the strong copper demand will continue in 2022 especially driven by the import by China to feed the growth in electric vehicles and renewable energy.

Zinc prices started 2021 at $1.26 per pound, and remained subdued in Q1 2021, before experiencing some volatility for the rest of the year. In the last quarter of 2021, zinc prices jumped to their highest levels in 14 years propped by increasing power costs prices and due to lack of supply as increasing costs forced some smelters to decrease production by 50%. Analysts’ consensus for zinc prices remains similar to other base metals. Zinc prices are expected to move with the demand for steel, galvanizing being zinc’s main end use.

Lead price was at $0.92 per pound at the beginning of the year and rallied 15% to end the year at $1.06 per pound, its biggest gain since 2017. Unlike copper and zinc, analysts predict some weakening of lead prices by the end of 2022 due to the increase in the global lead supply and as the transition to electric cars is expected to increase demand of nickel-lithium batteries over lead batteries.

As the demand for industrial metals drove the prices higher in 2021, precious metals such as gold and silver lagged behind. After a strong start to the year with gold at $1,937 per ounce and silver at $27.27 per ounce, these metals remained weak throughout 2021, particularly impacted in the second half of the year, as expectations of a tightening monetary policy and higher interest rates reduced the appeal for precious metals. Although analysts have predicted a gradual decline in the precious metal prices for 2022, gold prices particularly rose in February 2022 to the $1,900 levels fueled by the geopolitical fears including the Russia-Ukraine conflict.

2022 Guidance

Production Guidance

The year 2021 has been a challenging year for the mining operations of the Company due to the decrease in grades at Yauricocha and Bolivar, and availability of ore, as lack of equipment and decrease in manpower impacted development mainly at the Bolivar mine. Despite the COVID related issues, operations at Yauricocha and Cusi are gradually returning to normalcy. However, the Company anticipates that the backlog of ongoing operational challenges at Bolivar will be overcome during the year, leading to much improved production starting Q3 2022. During this period, the Company’s focus would be on increasing the infill drilling and development and the expansion of the plant facility with the objective to gradually achieve an average Q4 2022 throughput rate at Bolivar of 5,600 tpd, as compared to the 3,000 tpd in Q1 2022. With addressing of these development issues in the mine and plant infrastructure expansion,

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2021

(In thousands of United States dollars, unless otherwise stated)

a much-improved performance is anticipated in the second half of the year. In view of this, full year guidance for the year has been split into H1 and H2 2022.

A table summarizing 2022 production guidance has been provided below:

	H1 2022		H2 2022		2022 Guidance		2021
	Low	High	Low	High	Low	High	Production

Silver (oz)	1,490,500	1,591,500	1,712,000	1,769,000	3,202,500	3,360,500	3,527,438
Gold (oz)	5,000	6,000	10,500	11,500	15,500	17,500	9,572
Zinc (000 lbs)	23,500	27,500	25,500	27,000	49,000	54,500	79,281
Lead (000 lbs)	8,500	9,500	8,000	8,000	16,500	17,500	30,816
Copper (000 lbs)	13,500	16,500	21,000	24,500	34,500	41,000	31,757

Copper equivalent pounds (000's)(1)	34,000	39,500	45,500	50,100	79,500	89,700	89,926

(1)Copper equivalent guidance is calculated using the March 2022 CIBC analyst consensus commodity price forecast: $23.68/oz Ag, $4.22/lb Cu, $1.42/lb Zn, $0.99/lb Pb, $1,789/oz Au.

2022 Cost Guidance

A mine by mine breakdown of 2022 production guidance, cash costs and all-in sustaining costs (“AISC”) are included in the table below. All costs are in USD. Cash costs and AISC guidance is shown per copper equivalent payable pound at Yauricocha and Bolivar, and silver equivalent payable ounce at Cusi.

	Equivalent Production	Cash cost range per	AISC(2) range per
	Range (1)	CuEqLb or AgEqOz	CuEqLb or AgEqOz

Yauricocha Cu Eq Lbs (000s)	45,000 – 49,000	$2.00 - $2.15	$2.90 - $3.10
Bolivar Cu Eq Lbs (000s)	23,800 – 29,900	$2.15 - $2.30	$3.50 - $3.85
Cusi Ag Eq Oz (000s)	1,750 – 1,850	$16.45 - $16.50	$22.00 - $23.00

(1)Copper equivalent guidance is calculated using the March 2022 CIBC analyst consensus commodity price forecast: $23.68/oz Ag, $4.22/lb Cu, $1.42/lb Zn, $0.99/lb Pb, $1,789/oz Au.
(2)AISC includes treatment and refining charges, selling costs, G&A costs and sustaining capital expenditure.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2021

(In thousands of United States dollars, unless otherwise stated)

2022 EBITDA Guidance

Consolidated EBITDA Guidance including corporate expenses, at consensus prices(1), is expected to be between $90.0 million and $105.0 million, which is broken down as follows:

	EBITDA Range H1 2022		EBITDA Range H2 2022		Full Year EBITDA Range
(Amounts in $M)	Low	High	Low	High	Low	High

Yauricocha	22.1	26.2	30.9	33.8	53.0	60.0
Bolivar	3.3	5.8	31.7	36.2	35.0	42.0
Cusi	3.0	3.4	4.0	4.6	7.0	8.0
Corporate	(2.4)	(2.4)	(2.6)	(2.6)	(5.0)	(5.0)
Total	26.0	33.0	64.0	72.0	90.0	105.0

(1)March 2022 CIBC analyst consensus commodity price forecast: $23.68/oz Ag, $4.22/lb Cu, $1.42/lb Zn, $0.99/lb Pb, $1,789/oz Au.

2022 Capital Expenditures

A breakdown by mine of the throughput and planned capital investments is shown in the following table:

	CAPEX Range (Amounts in $M)
	Sustaining	Growth	Total

Yauricocha	12	17	29
Bolivar	23	10	33
Cusi	6	—	6
Greenfield Exploration	—	1	1

Total	41	28	69

Total sustaining capital for 2022 is expected to be $41.0 million, mainly comprising of mine development ($5.3 million), ventilation infrastructure ($2.5 million) and mine camp ($1.3 million) in Yauricocha, and infill drilling ($5.5 million), mine development ($7.2 million) and tailings dam ($6.9 million) at the Bolivar mine. The intensive infill drilling program of approximately 80,000 meters is planned for the year with the objective of increasing the reserves. Sustaining capital at Cusi is expected to be $6.0 million, including $3.0 million for mine development and the remainder for equipment replacement and tailings dam.

Growth capital for 2022 is projected at $28.0 million. Major growth projects at the Yauricocha mine include tailings dam expansion ($7.7 million), Yauricocha shaft and related integration access ($5.8 million) and exploration ($3.0 million). At the Bolivar mine, growth capital is mainly focused around the afore-mentioned expansion of plant capacity ($6.2 million) and the integration tunnel ($3.5 million), with planned completion of both projects by the end of Q3 2022.

Management will continue to review metal prices and its EBITDA performance throughout the year, while continuing to explore value enhancing opportunities. The management also retains the option to adjust the 2022 capital expenditure plan should business conditions experience any dramatic changes within the year.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2021

(In thousands of United States dollars, unless otherwise stated)

Currency Exchange Rates

The results of Sierra’s operations are affected by US dollar exchange rates. Sierra’s largest exposures are to the US dollar/Peruvian Nuevo Sol exchange rate and the US dollar/Mexican Peso exchange rate which impacts operating and administration costs in Peru and Mexico incurred in Nuevo Soles and Pesos while revenues are earned in US dollars. As at December 31, 2021 the US dollar/Peruvian Nuevo Sol exchange rate was 4.00 (December 31, 2020: 3.62) and the US dollar/Mexican Peso exchange rate was 20.52 (December 31, 2020: 19.94). A 10% appreciation in the value of the Nuevo Sol and Peso against the US dollar would have resulted in a change of $5.3 million and $4.2 million in the Company’s net profit, respectively, assuming that our operational performance during 2021 was consistent with 2020.

The Company also has a minor exposure to the Canadian dollar through corporate administrative costs.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2021

(In thousands of United States dollars, unless otherwise stated)

5.RESULTS OF OPERATIONS

Selected Production Results on a Mine-by-Mine Basis for the Past Eight Quarters

	2021				2020
Production Highlights	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Ore Processed/tonnes milled
Yauricocha	277,531	324,196	328,909	326,211	311,946	318,155	202,534	285,225
Bolivar	227,722	364,941	385,331	371,608	383,607	410,468	308,951	377,562
Cusi	84,804	61,071	73,294	76,602	82,683	69,835	—	77,911
Consolidated	590,057	750,208	787,534	774,421	778,236	798,458	511,485	740,698
Cash cost per tonne processed
Yauricocha	$64.54	$60.18	$61.35	$60.43	$62.44	$50.09	$44.27	$70.20
Bolivar	$50.29	$25.58	$27.87	$31.38	$26.66	$21.50	$23.38	$25.82
Cusi	$58.77	$75.83	$78.25	$71.07	$58.81	$57.31	$—	$62.11
Consolidated	$58.21	$44.63	$46.54	$47.54	$44.42	$36.02	$34.26	$46.73
Silver ounces produced (000's)
Yauricocha	331	451	483	451	430	520	358	495
Bolivar	57	95	202	197	149	199	214	210
Cusi	417	261	269	313	343	304	—	243
Consolidated	805	807	954	961	922	1,023	572	948
Copper pounds produced (000's)
Yauricocha	3,836	4,641	3,697	2,682	4,759	5,419	4,164	5,384
Bolivar	2,235	3,615	5,838	5,213	5,867	6,734	5,544	6,391
Consolidated	6,071	8,256	9,535	7,895	10,626	12,153	9,708	11,775
Lead pounds produced (000's)
Yauricocha	5,430	7,146	7,831	8,706	7,040	9,550	6,406	8,608
Cusi	581	695	129	298	590	305	—	471
Consolidated	6,011	7,841	7,960	9,004	7,630	9,855	6,406	9,079
Zinc pounds produced (000's)
Yauricocha	14,913	19,112	21,133	24,123	21,612	24,869	13,741	21,646
Consolidated	14,913	19,112	21,133	24,123	21,612	24,869	13,741	21,646
Gold ounces produced
Yauricocha	957	1,169	1,043	890	1,112	1,076	850	1,254
Bolivar	634	899	1,627	1,591	2,017	2,740	1,912	2,191
Cusi	272	193	142	155	234	173	—	212
Consolidated	1,863	2,261	2,812	2,636	3,363	3,989	2,762	3,657

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2021

(In thousands of United States dollars, unless otherwise stated)

	Three months Ended			Year Ended
Consolidated Production	December 31, 2021	December 31, 2020	% Var	December 31, 2021	December 31, 2020	% Var
Tonnes processed	590,057	778,236	(24)%	2,902,220	2,828,877	3%
Daily throughput	6,743	8,894	(24)%	8,292	8,083	3%

Silver ounces (000's)	805	922	(13)%	3,527	3,465	2%
Copper pounds (000's)	6,071	10,626	(43)%	31,757	44,262	(28)%
Lead pounds (000's)	6,011	7,630	(21)%	30,816	32,972	(7)%
Zinc pounds (000's)	14,913	21,612	(31)%	79,281	81,868	(3)%
Gold ounces	1,863	3,363	(45)%	9,572	13,771	(30)%
Copper equivalent pounds (000's) (1)	17,841	29,267	(39)%	89,926	118,214	(24)%
Metals payable in concentrates
Silver ounces (000's)	699	790	(12)%	3,009	2,973	1%
Copper pounds (000's)	5,422	10,170	(47)%	28,531	40,517	(30)%
Lead pounds (000's)	5,797	6,329	(8)%	29,313	29,709	(1)%
Zinc pounds (000's)	13,365	18,253	(27)%	67,305	69,365	(3)%
Gold ounces	1,449	3,389	(57)%	8,079	12,963	(38)%
Copper equivalent pounds (000's) (1)	15,837	26,254	(40)%	78,635	104,901	(25)%

(1)Copper equivalent pounds for Q4 2021 were calculated using the following realized prices: $23.41/oz Ag, $4.40/lb Cu, $1.55/lb Zn, $1.06/lb Pb, $1,795/oz Au. Copper equivalent pounds for Q4 2020 were calculated using the following realized prices: $24.30/oz Ag, $3.32/lb Cu, $1.22/lb Zn, $0.89/lb Pb, $1,859/oz Au. Copper equivalent pounds for full year 2021 were calculated using the following realized prices: $25.21/oz Ag, $4.23/lb Cu, $1.37/lb Zn, $1.00/lb Pb, $1,796/oz Au. Copper equivalent pounds for full year 2020 were calculated using the following realized prices: $20.59/oz Ag, $2.80/lb Cu, $1.03/lb Zn, $0.83/lb Pb, $1,771/oz Au.

The Peruvian Operation

Yauricocha Mine, Yauyos Province

Sierra’s main asset, Yauricocha, is an underground mine located in western central Peru in the Yauyos province, approximately 12 km west of the Continental Divide. The Yauricocha property covers 18,778 hectares that straddle a 20 km strike length of the prolific Yauricocha fault, a major ore controlling structure in this part of western central Peru. The mine is at an average altitude of 4,600 meters and has been producing for more than 68 years. Ore is processed at the on-site Chumpe plant using a combination of crushing, grinding and flotation. The mine received its Informe Tecnico Minero (“ITM”) permit in June 2021, allowing for an operating capacity of 3,600 tpd. The ore is treated in two separate circuits and is extracted from three different types of deposits which include the following:

-	A polymetallic deposit, containing silver, lead, zinc, copper, and gold
-	A lead oxide deposit, containing lead, silver and gold
-	A copper oxide deposit, containing copper, silver, lead and gold

On January 20, 2022, the Company announced a positive updated PEA on the Yauricocha expansion. This updated PEA included the last reported resource dated March 31, 2021 and revised Prefeasibility Study (“PFS”) level operating and capital expenditure. The Company filed the corresponding updated NI 43-101 technical report on March 3, 2022.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2021

(In thousands of United States dollars, unless otherwise stated)

Yauricocha Production

A summary of contained metal production from the Yauricocha Mine for the three months and year ended December 31, 2021 has been provided below:

	Three Months Ended December 31,			Year Ended December 31,
Yauricocha Production	2021	2020	% Var.	2021	2020	% Var.

Tonnes processed	277,531	311,946	(11)%	1,256,847	1,117,860	12%
Daily throughput	3,172	3,565	(11)%	3,591	3,194	12%

Silver grade (g/t)	51.34	53.74	(4)%	55.01	61.55	(11)%
Copper grade	0.82%	0.95%	(14)%	0.74%	1.08%	(31)%
Lead grade	1.03%	1.15%	(10)%	1.18%	1.45%	(19)%
Zinc grade	2.82%	3.59%	(21)%	3.23%	3.77%	(14)%
Gold Grade (g/t)	0.53	0.57	(7)%	0.48	0.61	(21)%

Silver recovery	72.26%	79.8%	(9)%	77.21%	81.53%	(5)%
Copper recovery	76.44%	72.69%	5%	72.92%	74.20%	(2)%
Lead recovery	86.55%	88.82%	(3)%	88.76%	88.63%	0%
Zinc recovery	86.53%	87.62%	(1)%	88.59%	88.13%	1%
Gold Recovery	20.24%	19.34%	5%	21.03%	19.72%	7%

Silver production (000 oz)	331	430	(23)%	1,716	1,803	(5)%
Copper production (000 lb)	3,836	4,759	(19)%	14,856	19,726	(25)%
Lead production (000 lb)	5,430	7,040	(23)%	29,113	31,605	(8)%
Zinc production (000 lb)	14,913	21,612	(31)%	79,281	81,868	(3)%
Gold Production (oz)	957	1,112	(14)%	4,059	4,292	(5)%

Copper equivalent pounds (000's)(1)	12,567	18,373	(32)%	59,470	75,079	(21)%

(1) Copper equivalent pounds for Q4 2021 were calculated using the following realized prices: $23.41/oz Ag, $4.40/lb Cu, $1.55/lb Zn, $1.06/lb Pb, $1,795/oz Au. Copper equivalent pounds for Q4 2020 were calculated using the following realized prices: $24.30/oz Ag, $3.32/lb Cu, $1.22/lb Zn, $0.89/lb Pb, $1,859/oz Au. Copper equivalent pounds for full year 2021 were calculated using the following realized prices: $25.21/oz Ag, $4.23/lb Cu, $1.37/lb Zn, $1.00/lb Pb, $1,796/oz Au. Copper equivalent pounds for full year 2020 were calculated using the following realized prices: $20.59/oz Ag, $2.80/lb Cu, $1.03/lb Zn, $0.83/lb Pb, $1,771/oz Au.

The Yauricocha mine processed 277,531 tons during Q4 2021, a decrease of 11% compared to Q4 2020, as mine operations were halted a few days before year-end to avoid exceeding the maximum permitted capacity1 for 2021. It may be noted that the mine operated at a high throughput for the first nine months of the year, which resulted in attaining the maximum annual permitted capacity before the end of the year. Copper equivalent metal production in Q4 2021 decreased by 32% due to lower throughput and lower head grades, due to the inability to mine in the higher-grade zones.

Yauricocha’s annual throughput was 1,256,847 tonnes, representing an increase of 12% as compared to the 2020 annual production. While the mine’s operational flexibility allowed for an increase in the throughput, accessing higher targeted grades remained a challenge throughout the year. The negative variations in the polymetallic ore resulted from the regulatory limitations to access some of the high-

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2021

(In thousands of United States dollars, unless otherwise stated)

grade ore bodies. Also, copper sulfide grades were lower mainly due to the delays in the contribution of the Esperanza body due to ground conditions, which were controlled and corrected.

Although higher throughput partially compensated for lower grades, metal production declined. Year over year copper equivalent production decreased 21% in 2021 compared to the prior year. 2021 annual production of silver, copper, lead, zinc and gold declined by 5%, 25%, 8%, 3% and 5% respectively compared to 2020 annual production.

1. Maximum annual capacity of 1,256,850 tonnes calculated using permitted capacity of 3,000 tpd until June 15, 2021 and 3,600 thereafter on receipt of permit.

The Mexican Operations

Bolivar Mine, Chihuahua State

The Bolivar Mine is a contiguous portion of the 15,217-hectare Bolívar Property land package within the municipality of Urique, in the Piedras Verdes mining district of Chihuahua State, Mexico. During 2012, the Company achieved its first full year of commercial production at the Piedras Verdes plant, which is located 6 kilometres from the Bolivar Mine that had an initial capacity of 1,000 tpd. After successive expansions, current target throughput is approximately 5,000 tpd. The 2022 capital expenditure plan includes expansion of the Bolivar plant capacity to 6,000 tpd by the end of the year.

In April 2021, the Company announced its plans to invest in construction of a magnetite processing plant at Bolivar. The plant is expected to produce approximately 500,000 tonnes of 62% iron ore fines per year. The project is in the detailed engineering phase, results for which are expected in Q2 2022. The Company anticipates increase sales revenue, reduced future closure costs and reduced tailings deposition as a result of completion of this project. In August 2021, the Company announced positive results of a Preliminary Economic Assessment (“PEA”), which considered expansion to 10,000 tpd combined with production of iron ore at Bolivar. On September 29, 2021, the Company filed a NI 43-101 Technical Report for this PEA.

Mine development at Bolivar during 2021 totaled 11,462 meters, which included 2,282 meters for the tunnel, 4,503 meters of development to prepare stopes for mine production and 4,677 meters related to the deepening of ramps and developing service ramps to be used for ventilation and pumping in the El Gallo Inferior and Bolivar West zones.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2021

(In thousands of United States dollars, unless otherwise stated)

Bolivar Production

A summary of contained metal production from the Bolivar Mine for the three months and year ended December 31, 2021 has been provided below:

	Three Months Ended December 31,			Year Ended December 31,
Bolivar Production	2021	2020	% Var.	2021	2020	% Var.

Tonnes processed (t)	227,722	383,607	(41)%	1,349,602	1,480,588	(9)%
Daily throughput	2,603	4,384	(41)%	3,856	4,230	(9)%

Copper grade	0.55%	0.79%	(30)%	0.72%	0.87%	(17)%
Silver grade (g/t)	9.52	14.50	(34)%	15.49	19.61	(21)%
Gold grade (g/t)	0.11	0.25	(56)%	0.16	0.29	(45)%

Copper recovery	80.79%	88.21%	(8)%	79.28%	86.76%	(9)%
Silver recovery	82.34%	83.44%	(1)%	81.95%	82.73%	(1)%
Gold recovery	78.32%	64.41%	22%	68.88%	64.07%	8%

Copper production (000 lb)	2,235	5,867	(62)%	16,901	24,536	(31)%
Silver production (000 oz)	57	149	(62)%	551	772	(29)%
Gold production (oz)	634	2,017	(69)%	4,751	8,860	(46)%

Copper equivalent pounds (000's)(1)	2,800	8,091	(65)%	22,207	35,804	(38)%

(1) Copper equivalent pounds for Q4 2021 were calculated using the following realized prices: $23.41/oz Ag, $4.40/lb Cu, $1.55/lb Zn, $1.06/lb Pb, $1,795/oz Au. Copper equivalent pounds for Q4 2020 were calculated using the following realized prices: $24.30/oz Ag, $3.32/lb Cu, $1.22/lb Zn, $0.89/lb Pb, $1,859/oz Au. Copper equivalent pounds for full year 2021 were calculated using the following realized prices: $25.21/oz Ag, $4.23/lb Cu, $1.37/lb Zn, $1.00/lb Pb, $1,796/oz Au. Copper equivalent pounds for full year 2020 were calculated using the following realized prices: $20.59/oz Ag, $2.80/lb Cu, $1.03/lb Zn, $0.83/lb Pb, $1,771/oz Au.

During the year 2021, the impacts of COVID-19 have been more noticeable at the Bolivar mine. A reduced workforce resulted in delays in infill drilling, mine development and services. The mine also faced high turnover in middle management and senior management personnel during the year, which impacted production performance.

The Bolivar mine processed 227,722 tonnes of ore in Q4 2021, a 41% decrease as compared to the Q4 2020 throughput. Grades were also negatively impacted by the lack of development and limited infill drilling information, which necessitated the launch of an upgraded new infill drilling and mine development program in Q4 2021. Copper equivalent production declined 65% as compared to Q4 2020.

Annual throughput at Bolivar was 1,349,602 tonnes, or a 9% decrease from the 2020 annual throughput, due to the afore-mentioned reasons. Copper equivalent production for the full year 2021 declined 38% as compared to full year 2020.

Cusi Mine, Chihuahua State

The Company’s Cusi Mine encompasses 73 concessions covering 11,977 hectares that include 12 historical mines, each located on a mineralized structure, which lie within 40 kilometers of the Malpaso Plant located in Chihuahua State, Mexico. On January 1, 2013 the Company announced that the Cusi Mine achieved commercial production.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2021

(In thousands of United States dollars, unless otherwise stated)

Mine development totaled 7,004 meters, mainly related to stope preparation in various zones within the mine.

Cusi Production

A summary of contained metal production from the Cusi Mine for the three months and year ended December 31, 2021 has been provided below:

	Three Months Ended December 31,			Year Ended December 31,
Cusi Production	2021	2020	% Var.	2021	2020	% Var.

Tonnes processed (t)	84,804	82,683	3%	295,771	230,429	28%
Daily throughput(2)	969	945	3%	845	658	28%

Silver grade (g/t)	179.07	160.62	11%	159.74	149.62	7%
Gold grade (g/t)	0.21	0.19	11%	0.18	0.18	0%
Lead grade	0.39%	0.28%	39%	0.32%	0.29%	10%

Silver recovery (flotation)	85.52%	80.37%	6%	82.98%	80.32%	3%
Gold recovery (lixiviation)	47.29%	46.73%	1%	45.05%	45.75%	(2)%
Lead recovery	80.69%	82.79%	(3)%	81.78%	82.40%	(1)%

Silver production (000 oz)	417	343	22%	1,260	890	42%
Gold production (oz)	272	234	16%	762	619	23%
Lead production (000 lb)	581	590	(2)%	1,703	1,367	25%

Silver equivalent ounces (000's)(1)	465	383	21%	1,382	998	38%

(1) Silver equivalent ounces for Q4 2021 were calculated using the following realized prices: $23.41/oz Ag, $4.40/lb Cu, $1.55/lb Zn, $1.06/lb Pb, $1,795/oz Au. Silver equivalent ounces for Q4 2020 were calculated using the following realized prices: $24.30/oz Ag, $3.32/lb Cu, $1.22/lb Zn, $0.89/lb Pb, $1,859/oz Au. Silver equivalent ounces for full year 2021 were calculated using the following realized prices: $25.21/oz Ag, $4.23/lb Cu, $1.37/lb Zn, $1.00/lb Pb, $1,796/oz Au. Silver equivalent ounces for full year 2020 were calculated using the following realized prices: $20.59/oz Ag, $2.80/lb Cu, $1.03/lb Zn, $0.83/lb Pb, $1,771/oz Au.

Q4 2021 throughput at the Cusi mine was 84,804 tonnes or 3% higher than the Q4 2020 throughput. Grades for Q4 2021 were higher for all metals, as the mine continued to operate in the high-grade Northeast Southwest vein system.

Annual production at the Cusi Mine was 295,771 tonnes in 2021, which was 28% higher than 2020, as the mine operated for the full twelve months in 2021 as compared to 2020, when Cusi lost more than a quarter’s production due to the COVID-driven care and maintenance. Higher throughput and grades resulted in silver equivalent production which was 21% higher for Q4 2021 and 38% higher for the full year 2021, as compared to the corresponding periods of the prior year.

During Q4 2021, the Company announced its increased focus on copper and other steel-making products and possible divestment of the silver-producing Cusi CGU. As a result of this announcement, the uncertainties about the potential for the CGU to increase production (including a lower probability for the company to expand the current capacity of the CUSI CGU) and, higher production costs, management concluded that impairment indicators existed as of December 31, 2021 and therefore estimated the recoverable amount of the CGU. The estimation of Fair Value Less Costs of Disposal (“FVLCD”) resulted in an impairment of $35,000 on the Cusi assets.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2021

(In thousands of United States dollars, unless otherwise stated)

CONSOLIDATED MINERAL RESERVES AND RESOURCES

The Company announced PEA results for the Cusi mine at the end of 2020 and filed the corresponding NI 43-101 Technical Report of January 5, 2021. On August 16, 2021 the Company announced results of the 10,000 tpd PEA for its Bolivar and filed the NI 43-101 Technical Report on September 29, 2021. After the close of the year, the Company announced positive results of the updated PEA on expansion of its Yauricocha Mine, the Technical Report for which was filed on March 3, 2022.

In accordance with NI 43-101, the Mineral Reserves previously reported for these mines are no longer valid after the issuance of the PEA Technical Reports and so have been removed from the tables below. The Mineral Resources have been adjusted for the mining depletion as of the effective date of the technical reports to December 31, 2021.

Resources - Measured and Indicated (1) (Based on SRK Technical Reports, depleted by production to December 2021)

										Contained Metal
		Tonnes	Ag	Cu	Pb	Zn	Au	AgEq	CuEq	ZnEq	Ag	Cu	Pb	Zn	Au	AgEq	CuEq	ZnEq
		(x1000)	(g/t)	(%)	(%)	(%)	(g/t)	(g/t)	(%)	(%)	(M oz)	(M lb)	(M lb)	(M lb)	(K oz)	(M oz)	(M lb)	(M lb)
Yauricocha (2)	Measured	3,776	61	1.11	0.90	2.57	0.59	—	—	6.78	7	93	75	214	72	—	—	564
	Indicated	9,604	39	1.23	0.53	1.97	0.50	—	—	5.77	12	260	113	417	154	—	—	1,222
	Measured & Indicated	13,379	45	1.19	0.64	2.14	0.52	—	—	6.05	19	353	187	632	225	—	—	1,786
Bolivar (3)	Measured	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
	Indicated	17,915	15	0.77			0.20	—	1.00	—	9	305	—	—	117	—	393	—
	Measured & Indicated	17,915	15	0.77	—	—	0.20	—	1.00	—	9	305	—	—	117	—	393	—
Cusi (4)	Measured	647	230		0.24	0.29	0.02	247	—	—	5	—	3	4	0	5	—	—
	Indicated	4,303	177		0.55	0.64	0.13	219	—	—	24	—	52	61	18	30	—	—
	Measured & Indicated	4,951	184	—	0.51	0.60	0.11	223	—	—	29	—	56	64	18	35	—	—
Total	Measured & Indicated	36,245	49	0.82	0.30	0.87	0.31				57	658	243	696	360	35	393	1,786

Notes:

1.	Mineral resources that are not mineral reserves do not have demonstrated economic viability. All figures are rounded to reflect the relative accuracy of the estimates.
2.	Zinc equivalency is based on the following metal price assumptions: US$21.02/oz Ag, US$3.39/lb Cu, US$0.91/lb Pb, US$1.10/lb Zn and US$1,598.21/oz Au. Metallurgical recovery assumptions are variable between mineralization types, and are based on actual plant data for 2019. The average is (where recovered) 76% Ag, 75% Cu, 89% Pb, 89% Zn, 22% Au. The equivalency expression is designed to present an in-situ zinc equivalent, considering the recovered value of the other metals expressed in the value of zinc percent.

The equation is: ZnEq = ((Ag*Ag$*Agrec)+(Cu*Cu$*Curec)+(Pb*Pb$*Pbrec)+(Zn*Zn$*Znrec)+(Au*Au$*Aurec)) / (Zn$*Znrec). Further details of the key assumptions, parameters and methods used for this estimate are provided in the Yauricocha PEA Technical Report.

3.	Measured, Indicated and Inferred Resources include Proven and Probable Reserves. Copper equivalent is based on the following metal prices: US$17.82/oz Ag, US3.08/lb Cu and US$1,354 Au. Totals for Proven and Probable are diluted for internal waste. Metallurgical recovery assumptions are based on actual plant data for 2019 and are 78.6% Ag, 88% Cu, and 62.9% Au. The equivalency expression is designed to present an in-situ copper equivalent, considering the recovered value of the other metals expressed in the value of copper percent.

The equation is: CuEq = ((Ag*Ag$*Agrec)+(Cu*Cu$*Curec)+(Au*Au$*Aurec)) / (Cu$*Curec). Further details of the key assumptions, parameters and methods used for this estimate are provided in the Bolivar PEA Technical Report.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2021

(In thousands of United States dollars, unless otherwise stated)

4.	Silver equivalency is based on the following metal price assumptions: US$20.0/oz Ag, US$0.91/lb Pb, US$1.07/lb Zn and US$1,541/oz Au. Based on the historical production information for Cusi, the metallurgical recovery assumptions are 87% Ag, 86% Pb, 51% Zn, 57% Au. The equivalency expression is designed to present an in-situ silver equivalent, considering the recovered value of the other metals expressed in the value of silver g/t.

The equation is: AgEq = ((Ag*Ag$*Agrec)+(Pb*Pb$*Pbrec)+(Zn*Zn$*Znrec)+(Au*Au$*Aurec)) / (Ag$*Agrec). Further details of the key assumptions, parameters and methods used for this estimate are provided in the Cusi PEA Technical Report.

Resources - Inferred (1) (Based on SRK Technical Reports, depleted by production to December 2021)

											Contained Metal
		Tonnes	Ag	Cu	Pb	Zn	Au	AgEq	CuEq	ZnEq	Ag	Cu	Pb	Zn	Au	AgEq	CuEq	ZnEq
		(x1000)	(g/t)	(%)	(%)	(%)	(g/t)	(g/t)	(%)	(%)	(M oz)	(M lb)	(M lb)	(M lb)	(K oz)	(M oz)	(M lb)	(M lb)
Yauricocha (2)		11,566	29	1.40	0.32	1.03	0.44	—	—	4.87	11	358	83	262	162	—	—	1,242
Bolivar (3)		19,950	14	0.78			0.21	—	1.00	—	9	344	—	—	134	—	440	—
Cusi (4)		4,893	146		0.43	0.69	0.18	188	—	—	23	—	46	74	28	30	—	—
Total	Inferred	36,409	36	0.88	0.16	0.42	0.28				43	703	129	335	324	30	440	1,242

Notes:

1.	Mineral resources that are not mineral reserves do not have demonstrated economic viability. All figures are rounded to reflect the relative accuracy of the estimates.
2.	Zinc equivalency is based on the following metal price assumptions: US$21.02/oz Ag, US$3.39/lb Cu, US$0.91/lb Pb, US$1.10/lb Zn and US$1,598.21/oz Au. Metallurgical recovery assumptions are variable between mineralization types, and are based on actual plant data for 2019. The average is (where recovered) 76% Ag, 75% Cu, 89% Pb, 89% Zn, 22% Au. The equivalency expression is designed to present an in-situ zinc equivalent, considering the recovered value of the other metals expressed in the value of zinc percent.

The equation is: ZnEq = ((Ag*Ag$*Agrec)+(Cu*Cu$*Curec)+(Pb*Pb$*Pbrec)+(Zn*Zn$*Znrec)+(Au*Au$*Aurec)) / (Zn$*Znrec). Further details of the key assumptions, parameters and methods used for this estimate are provided in the Yauricocha PEA Technical Report.

3.	Measured, Indicated and Inferred Resources include Proven and Probable Reserves. Copper equivalent is based on the following metal prices: US$17.82/oz Ag, US3.08/lb Cu and US$1,354 Au. Totals for Proven and Probable are diluted for internal waste. Metallurgical recovery assumptions are based on actual plant data for 2019 and are 78.6% Ag, 88% Cu, and 62.9% Au. The equivalency expression is designed to present an in-situ copper equivalent, considering the recovered value of the other metals expressed in the value of copper percent.

The equation is: CuEq = ((Ag*Ag$*Agrec)+(Cu*Cu$*Curec)+(Au*Au$*Aurec)) / (Cu$*Curec). Further details of the key assumptions, parameters and methods used for this estimate are provided in the Bolivar PEA Technical Report.

4.	Silver equivalency is based on the following metal price assumptions: US$20.0/oz Ag, US$0.91/lb Pb, US$1.07/lb Zn and US$1,541/oz Au. Based on the historical production information for Cusi, the metallurgical recovery assumptions are 87% Ag, 86% Pb, 51% Zn, 57% Au. The equivalency expression is designed to present an in-situ silver equivalent, considering the recovered value of the other metals expressed in the value of silver g/t.

The equation is: AgEq = ((Ag*Ag$*Agrec)+(Pb*Pb$*Pbrec)+(Zn*Zn$*Znrec)+(Au*Au$*Aurec)) / (Ag$*Agrec). Further details of the key assumptions, parameters and methods used for this estimate are provided in the Cusi PEA Technical Report.

The above mineral resource estimate has been prepared by Americo Zuzunaga FAusIMM CP (Mining Engineer), Vice-President Corporate Planning of the Company, a Qualified Person and chartered professional qualifying as a Competent Person under the JORC Australasian Code for Reporting of Exploration Results, Mineral Resources, and Ore Reserves.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2021

(In thousands of United States dollars, unless otherwise stated)

The resource estimate is based on the consolidated mineral resource estimate with the following effective dates as contained in the PEA Technical Reports filed for each of the mines:

Yauricocha Technical Report – effective date: March 31, 2021

Bolivar Technical Report – effective date: December 31, 2019

Cusi Technical Report – effective date: August 31, 2020

In preparing the above estimate, Mr. Zuzunaga has taken account of changes to the mineral resources due to mining depletion as of the effective date of the report to December 31, 2021. The changes to the resource report reflect mine depletion due to mining activities; no other adjustments to the estimate have been made to the mineral resource estimate as set out in the PEA Technical Reports.

All economic parameters are based on the respective PEA Technical Reports. All risks associated with the Mines are defined in the risks section of these Technical Report. Disclosure follows assumptions and parameters used in the Technical Reports.

6.SUMMARIZED FINANCIAL RESULTS

Year ended December 31, 2021 (compared to the year ended December 31, 2020)

	Year ended	Year ended
(In thousands of United States dollars, except cash costs)	Dec 31, 2021	Dec 31, 2020

Revenue	$272,014	$246,888
Adjusted EBITDA [1]	104,732	102,833
Cash flow from operations before movements in working capital	93,405	97,757
Adjusted net income attributable to shareholders	21,571	30,817
Non-cash charge on the acquisition of Corona	9,329	8,503
Gross profit	81,219	81,585
Income tax expense	(25,103)	(22,586)
Net income (loss) attributable to shareholders	(27,363)	23,419

1 This is a non-IFRS performance measure, see Non-IFRS Performance Measures section

(In thousands of United States dollars)	Dec 31, 2021	Dec 31, 2020

Cash and cash equivalents	$34,929	$71,473
Assets	396,824	439,592
Liabilities	192,192	199,384
Net Debt [1]	45,875	27,910
Equity	204,632	240,208

1 Loans payable minus cash and cash equivalents.

Net loss attributable to shareholders for 2021 was $27.4 million (2020: net income of $23.4 million) or $(0.17) per share (basic and diluted) (2020: $0.14). Net loss for the year included an impairment charge of $35.0 million on the Cusi mine. The other major differences between these periods are explained below.

Revenues

Average realized sale prices increased for copper (51%), zinc (33%), silver (22%), lead (20%) and gold (1%) respectively as compared to 2020.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2021

(In thousands of United States dollars, unless otherwise stated)

Revenue from metals payable of $180.6 million at the Yauricocha Mine in Peru increased by 23% compared to $146.9 million of revenues in 2020 due to the impact of higher realized metal prices and lower treatment and refining charges, which offset lower quantities of metals sold as compared to 2020.

Revenue from metals payable in Mexico decreased to $91.4 million for 2021 from $100.0 million in 2020. Bolivar revenue for the full year declined 20% over 2020 revenue, despite higher realized metal prices, as production declined due to lower throughput and grades. Annual revenue at the Cusi mine were 44% higher due to the combined impact of 28% higher throughput, better grades and higher realized metal prices as compared to 2020.

The following table shows the Company’s realized selling prices for the years ended December 31, 2021 and December 31, 2020:

Realized Metal Prices	Year ended December 31,
(In US dollars)	2021	2020

Silver (oz)	$25.21	$20.59
Copper (lb)	$4.23	$2.80
Lead (lb)	$1.00	$0.83
Zinc (lb)	$1.37	$1.03
Gold (oz)	$1,796	$1,771

Yauricocha’s cash cost per copper equivalent payable pound was $1.46 (2020 - $1.01), and AISC per copper equivalent payable pound of $2.77 (2020 - $2.11). The annual increase in cash costs was a combined result of higher operating costs, mainly related to additional contractors at higher costs, and the 21% decrease in copper equivalent pounds sold as compared to the year 2020. The increase in the AISC per copper equivalent payable pound for 2021 compared to 2020 was a combined result of higher cash costs and sustaining capital expenditure, offset by the anticipated decrease in treatment and refining charges during 2021.

Bolivar’s cash cost per copper equivalent payable pound was $2.18 (2020 - $1.13), and AISC per copper equivalent payable pound was $4.22 (2020 - $1.88). Operating costs per tonne were 32% as compared to 2020. Cash costs were negatively impacted further as lower grades resulted in a 42% decrease in copper equivalent payable pounds as compared to 2020. Higher AISC for the year resulted from higher cash costs combined with a 95% increase in treatment and refining charges and 117% increase in sustaining capital, as the Company advanced its capital projects, which were deferred due to COVID in 2020.

Cusi’s cash cost per silver equivalent payable ounce was $16.71 (2020 - $16.62), and AISC per silver equivalent payable ounce was $28.15 (2020 - $25.26). Cash costs at Cusi were in-line with 2020 as the higher silver equivalent payable ounces offset the increase in operating costs for the year as compared to 2020. The increase in AISC resulted from higher cash costs combined with higher treatment and refining charges and sustaining capital, as the Company advanced its capital projects, which were deferred due to COVID in 2020.

Non-Cash Depletion, Depreciation and Amortization

The Company recorded total non-cash depletion, depreciation and amortization expense for 2021 of $44.7 million compared to $41.7 million for the same period in 2020.

A large component of the net income for every period is the non-cash depletion charge in Peru, which was $9.3 million for 2021 (2020 - $8.5 million). The non-cash depletion charge is based on the aggregate fair value of the Yauricocha mineral property at the date of acquisition of Corona of $371.0 million amortized over the life of the mine.

General and Administrative Expenses

General and administrative expenses for 2021 increased to $23.8 million from the $20.3 million spent in 2020. The 18% increase in general and administrative costs in 2021 compared to 2020 resulted mainly from higher legal charges and consulting fees.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2021

(In thousands of United States dollars, unless otherwise stated)

Adjusted EBITDA (1)

The Company recorded adjusted EBITDA of $104.7 million during 2021 (2020: $102.8 million) which includes $87.6 million (2020: $64.3 million) from the Peruvian operations and $22.4 million (2020: $42.2 million) from the operations in Mexico. The increase in adjusted EBITDA is due to the increase in gross margins at the Yauricocha and Cusi mines. Adjusted EBITDA is a non-IFRS measure that represents an indication of the Company’s continuing capacity to generate earnings from operations before taking into account management’s financing decisions and costs of consuming capital assets, which vary according to their vintage, technological currency, and management’s estimate of their useful life. Adjusted EBITDA comprises revenue less operating expenses before interest expense (income), property, plant and equipment amortization and depletion, foreign exchange variations, non-recurring provisions, share-based payments expense, and income taxes. The Company considers cash flow before movements in working capital to be the IFRS performance measure that is most closely comparable to adjusted EBITDA.

The following tables display selected annual financial results detailed by operating segment:

	Peru	Mexico	Mexico	Canada
	Yauricocha Mine	Bolivar Mine	Cusi Mine	Corporate	Total
Year ended December 31, 2021	$	$	$	$	$

Revenue (1)	180,598	65,275	26,141	—	272,014

Production cost of sales	(80,765)	(43,186)	(22,144)	—	(146,095)
Depletion of mineral property	(9,329)	(5,424)	(1,908)	—	(16,661)
Depreciation and amortization of property, plant and equipment	(15,571)	(8,805)	(3,663)	—	(28,039)
Cost of sales	(105,665)	(57,415)	(27,715)	—	(190,795)

Gross profit (loss) from mining operations	74,933	7,860	(1,574)	—	81,219

Net income (loss) from operations (2)	25,707	(1,368)	(39,657)	(6,790)	(22,108)

Adjusted EBITDA	87,584	19,202	3,211	(5,265)	104,732

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2021

(In thousands of United States dollars, unless otherwise stated)

(1)	Includes provisional pricing adjustments of:$(493) for Yauricocha, $(221) for Bolivar, and $(549) for Cusi.
(2)	Includes impairment charge of $35,000 on the Cusi Mine

	Peru	Mexico	Mexico	Canada
	Yauricocha Mine	Bolivar Mine	Cusi Mine	Corporate	Total
Year ended December 31, 2020	$	$	$	$	$

Revenue (1)	146,941	81,762	18,185	—	246,888

Production cost of sales	(70,660)	(37,319)	(15,670)	—	(123,649)
Depletion of mineral property	(8,503)	(3,873)	(2,063)	—	(14,439)
Depreciation and amortization of property, plant and equipment	(13,455)	(10,320)	(3,440)	—	(27,215)
Cost of sales	(92,618)	(51,512)	(21,173)	—	(165,303)

Gross profit (loss) from mining operations	54,323	30,250	(2,988)	—	81,585

Net income (loss) from operations	17,133	19,322	(4,198)	(4,866)	27,391

Adjusted EBITDA	64,259	39,081	3,112	(3,619)	102,833

(1)	Includes provisional pricing adjustments of:$2,899 for Yauricocha, $(889) for Bolivar, and $1,180 for Cusi.

Income Taxes

Current tax expense recorded for 2021 was $27.5 million, higher than the $20.5 million recorded in 2020. The increase in current tax expense was the result of the higher taxable income from the mining operations in Peru.

During 2021, the Company recorded a deferred tax recovery of $2.4 million compared to $2.1 million deferred tax expense in 2020. The deferred tax recovery is mainly for the non-cash recovery associated with the acquisition of Corona which has decreased period over period, in line with the non-cash depletion charge mentioned previously.

Adjusted Net Income Attributable to Shareholders (1)

Adjusted net income attributable to shareholders (1) of $21.6 million, or $0.13 per share, for 2021 was lower than the adjusted net income of $30.8 million, or $0.19 per share for 2020. Adjusted net income is defined by management as the net income attributable to shareholders shown in the condensed interim consolidated statements of income excluding the non-cash depletion charge due to the acquisition of Corona, the corresponding deferred income tax recovery, and certain non-recurring or non-cash items. Accordingly, management considers this metric to be more meaningful to measure the Company’s profitability than net income as it adjusts for specific non-cash items.

Total Comprehensive Income (loss)

Total comprehensive loss (“TCL”) for 2021 was $22.7 million compared to total comprehensive income (“TCI”) of $27.5 million in 2020. TCL includes a foreign currency loss of $0.5 million for 2021 (2020 – gain of $0.1 million).

(1)	This is a non-IFRS performance measure, see non-IFRS Performance Measures section of this MD&A.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2021

(In thousands of United States dollars, unless otherwise stated)

Cash Flows

Cash flow generated from operations before movements in working capital of $93.4 million for 2021 was lower than the $97.8 million generated in 2020. The decrease in operating cash flow is mainly the result of higher general and administrative expenses in 2021 compared to 2020.

Net cash flow of $(71.8) million (2020- $(34.2) million) used in investing activities during 2021 consists of purchases of property, plant and equipment, capital expenditures related to the Yauricocha shaft and tunnel development, and exploration and evaluation assets in Peru and Mexico. Investment activities for the prior year 2020 were net of proceeds of equipment sale in Peru for $0.9 million and proceeds of an insurance claim related to damage to the fresh-water dam in Mexico.

A breakdown of the Company’s capital expenditures of $71.8 million during the year ended December 31, 2021 is presented in the following table:

Capital Expenditures by Mine for the year ended December 31, 2021
($ 000)	Yauricocha	Bolivar	Cusi	Total
Expenditure
Exploration	$2,991	$3,652	$556	$7,199
Development	$12,989	$12,359	$4,497	$29,845
Equipment	$3,163	$2,829	$1,749	$7,741
Mascota Shaft / Central Shaft	$1,338	$—	$—	$1,338
Concentrator Plant	$122	$1,535	$233	$1,890
Ventilation	$592	$—	$—	$592
Tailings dam	$8,322	$2,295	$1,324	$11,941
Other	$915	$1,901	$60	$2,876
Expansion studies	$185	$950	$838	$1,973
Yauricocha Shaft	$3,383	$—	$—	$3,383
Mine Camp	$2,247	$—	$—	$2,247
Mining Concession Fees	$747	$—	$—	$747
	$36,994	$25,521	$9,257	$71,772

Net cash outflow of $36.5 million during 2021 was mainly due to the $71.8 million used in investing activities and $36.9 million used in financing activities exceeded cash generated from operating activities of $72.2 million. Financing activities during the year included repayment instalments of the BCP loan $19.0 million, interest payment of $3.2 million, dividends to shareholders of $4.9 million, dividend to non-controlling interest $9.0 million and lease repayments of $0.9 million

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2021

(In thousands of United States dollars, unless otherwise stated)

7.QUARTERLY FINANCIAL REVIEW

The following table displays selected results from the eight most recent quarters:

	2021				2020
(In thousands of United States dollars, except per share amounts)	Dec-31	Sep-30	Jun-30	Mar-31	Dec-31	Sep-30	Jun-30	Mar-31
Revenues	62,240	60,701	79,449	69,624	76,218	73,211	41,901	55,558
Adjusted EBITDA (1)	18,843	17,444	40,499	27,946	33,725	39,739	13,295	16,074
Adjusted net income (loss) attributable to shareholders (2)	5,443	(1,677)	13,066	4,739	8,670	18,377	1,344	2,426
Net income (loss) attributable to shareholders (3)	(34,716)	(4,815)	9,084	3,084	7,603	17,531	154	(1,869)

Basic and diluted earnings (loss) per share ($)	(0.21)	(0.03)	0.06	0.02	0.04	0.11	—	(0.01)

(1)	The EBITDA calculations for the year 2020 have been adjusted to include costs related to COVID to make them comparable to 2021.
(2)	The Adjusted net income attributable to shareholders for the year 2020 has been adjusted to include ‘NRV adjustments on inventory’ to make the calculation comparable to 2021.
(3)	Net loss attributable to shareholders for Q4 2021 includes an impairment charge of $35.0 million on the Cusi mine.

Three months ended December 31, 2021 (compared to the three months ended December 31, 2020)

Net loss attributable to shareholders for Q4 2021 was $34.7 million, or $(0.21) per share (basic and diluted), compared to net income of $7.6 million, or $0.04 per share (basic and diluted) for the same period in 2020. The major differences between these periods are explained below.

Revenues

Revenue from metals payable from the Yauricocha Mine in Peru were $43.5 million for Q4 2021 compared to $45.2 million in Q4 2020. Quarterly revenue was slightly lower as the decrease in metal sales, attributable to lower throughput and grades, were partially offset by the increase in realized metal prices and a 34% decline in the treatment and refining charges during the Q4 2021.

Despite higher metal prices, revenue from metals payable from the Bolivar mine decreased to $9.9 million from the $23.1 million in Q4 2020, due to lower production resulting from the decline in throughput and grades, and higher treatment and refining costs as compared to Q4 2020.

Revenue generated at the Cusi Mine for Q4 2021 was $8.9 million compared to $7.9 million for Q4 2020. Quarterly revenue at Cusi were positively impacted by higher throughput, grades and realized metal prices as compared to Q4 2020.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2021

(In thousands of United States dollars, unless otherwise stated)

The following table shows the Company’s realized selling prices for each quarter in 2021 and 2020:

Realized Metal Prices	2021				2020
(In US dollars)	Q4	Q3	Q2	Q1	H1	Q4	Q3	Q2	Q1

Silver (oz)	$23.41	$24.20	$26.80	$26.44	$26.62	$24.30	$24.89	$16.59	$16.57
Copper (lb)	$4.40	$4.20	$4.37	$3.88	$4.13	$3.32	$2.97	$2.40	$2.53
Lead (lb)	$1.06	$1.07	$0.97	$0.92	$0.94	$0.89	$0.85	$0.76	$0.80
Zinc (lb)	$1.55	$1.36	$1.34	$1.24	$1.29	$1.22	$1.08	$0.89	$0.93
Gold (oz)	$1,795	$1,790	$1,818	$1,778	$1,798	$1,859	$1,916	$1,722	$1,585

Yauricocha’s cash cost per copper equivalent payable pound was $1.61 (Q4 2020 - $1.16), and AISC per copper equivalent payable pound of $3.09 (Q4 2020 - $2.47). The increase in cash cost per copper equivalent pound for Q4 2021 over Q4 2020 was mainly due to the 28% decrease in copper equivalent payable pounds. AISC per copper equivalent payable pound sold increased due to higher cash costs and higher sustaining costs as compared to Q4 2020.

Bolivar’s cash cost per copper equivalent payable pound was $5.29 (Q4 2020 - $1.35), and AISC per copper equivalent payable pound was $8.58 (Q4 2020 - $2.34) for Q4 2021. Cash costs and AISC per copper equivalent payable pound were negatively impacted by the 73% decline in copper equivalent payable pounds as compared to Q4 2020, attributable to lower throughput and grades.

Cusi’s cash cost per silver equivalent payable ounce was $11.80 (Q4 2020 - $15.70), and AISC per silver equivalent payable ounce was $21.09 (Q4 2020 - $28.18) for Q4 2021. Cash costs and AISC for the quarter decreased mainly due to the 27% increase in silver equivalent payable ounces.

Non-Cash Depletion, Depreciation and Amortization

The Company recorded total non-cash depletion, depreciation and amortization expense for Q4 2021 of $10.4 million compared to $12.6 million for the same period in 2020.

A large component of the non-cash depletion, depreciation and amortization expense is the depletion charge on the acquisition of Corona of $2.1 million for Q4 2021 compared to $2.3 million for the same period in 2020. The non-cash depletion charge is based on the aggregate fair value of the Yauricocha mineral property at the date of acquisition of Corona of $371.0 million amortized over the life of the mine.

General and Administrative Expenses

The Company incurred general and administrative expenses of $5.8 million for Q4 2021, slightly higher than $5.7 million for Q4 2020.

Adjusted EBITDA

Adjusted EBITDA(1) for Q4 2021 decreased by 44% to $18.8 million as compared to the $33.7 million in Q4 2020, largely due to 57% lower revenues at Bolivar, resulting from lower throughput and grades during Q4 2021.

Income Taxes

The Company recorded current tax expense of $3.8 million for Q4 2021 compared to $9.0 million in Q4 2020. Current taxes decreased due to lower net income during the quarter as compared to same quarter of the prior year.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2021

(In thousands of United States dollars, unless otherwise stated)

During Q4 2021, the Company recorded a deferred tax recovery of $3.1 million compared to deferred tax expense of $0.4 million in Q4 2020. The main driver for the Company’s consolidated deferred tax recovery is the non-cash recovery associated with the acquisition of Corona.

Adjusted Net Income Attributable to Shareholders

The Company recorded an adjusted net income of $5.4 million for Q4 2021 compared to $8.7 million for Q4 2020.

Total Comprehensive Income (loss)

TCL for Q4 2021 was $37.4 million compared to TCI of $9.9 million for the same period in 2020. TCL includes a foreign currency loss of $0.5 million in Q4 2021 (Q4 2020 – gain of $0.6 million).

8.LIQUIDITY AND CAPITAL RESOURCES

Financial Condition Review

The following table provides a comparison of key elements of Sierra’s balance sheet as at December 31, 2021 and December 31, 2020:

(000's)	December 31, 2021	December 31, 2020
Cash and cash equivalents	$34,929	$71,473
Working capital	$17,321	$70,885
Total assets	$396,824	$439,592

Debt (net of financing fees)	$80,804	$99,383
Total liabilities	$192,192	$199,384

Equity attributable to owners of the Company	$169,249	$201,000

Cash and cash equivalents of $34.9 million and working capital of $17.3 million as at December 31, 2021 compared to $71.5 million and $70.9 million, respectively, at the end of 2020. Cash and cash equivalents decreased during 2021 as the $71.8 million used in investing activities and $36.9 million used in financing activities exceeded cash generated from operating activities of $72.2 million. Cash used in financing activities included repayment instalments of the BCP loan amounting to $19.0 million, interest payment of $3.2 million, dividend payments of $4.9 million to shareholders and $9.0 million to non-controlling interests

Trade and other receivables include $4.9 million (December 31, 2020 - $5.9 million) of Mexican value-added tax (“VAT”) receivables. The Company expects to collect or offset the VAT balance against 2022 VAT payables. Amounts included in trade and other receivables are current and the Company has no allowance for doubtful accounts as at December 31, 2021.

Sierra’s outstanding loan and credit facilities are shown below:

	Balance Outstanding
(000's)	Limit	December 31, 2021	December 31, 2020
Senior Secured Corporate Facility with BCP(1)	$100,000	$80,804	$99,383
Total Debt		$80,804	$99,383

Less cash balances		$34,929	$71,473
Net Debt		$45,875	$27,910

(1)	See consolidated financial statements as at December 31, 2021 for details of the credit facility.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2021

(In thousands of United States dollars, unless otherwise stated)

Outstanding Shares

The authorized share capital at December 31, 2021 was an unlimited number of common shares without par value. As at March 16, 2022, the Company had 163.4 million shares issued and outstanding (December 31, 2020 – 162.8 million shares issued and outstanding).

As at December 31, 2021, there were 1,045,831 RSUs outstanding at a weighted average fair value of C$2.63.

As at March 16, 2022 there are 985,424 RSUs outstanding at a weighted average fair value of C$2.66.

9.SAFETY, HEALTH AND ENVIRONMENT

Sierra Metals is fully committed to disciplined and responsible growth and has Safety and Health and Environmental Policies in place to support this commitment. The Company’s corporate responsibility objectives are to prevent pollution, minimize the impact operations may cause to the environment and practice progressive rehabilitation of areas impacted by its activities. The Company aims to operate in a socially responsible and sustainable manner, and to follow international guidelines in Mexico and Peru. The Company focuses on social programs with the local communities in Mexico and Peru on an ongoing basis.

10.FINANCIAL INSTRUMENTS AND RELATED RISKS

Financial Risk Management

The Company is exposed to financial risks, including credit risk, liquidity risk, currency risk, interest rate risk and price risk. The aim of the Company’s overall risk management strategy is to reduce the potential adverse effect that these risks may have on the Company’s financial position and results.

The Company’s Board of Directors has overall responsibility and oversight of management’s risk management practices. Risk management is carried out under policies approved by the Board of Directors. The Company may from time to time, use foreign exchange contracts, future and forward contracts to manage its exposure to fluctuations in foreign currency and metals prices. The Company does not ordinarily enter into hedging arrangements to cover long term commodity price risk unless it has the obligation to do so under a credit facility, which would be approved by the Board of Directors.

(a)Market Risk

(i)Currency Risk

Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign exchange rates. The Company and its subsidiaries’ financial instruments are exposed to currency risk where those instruments are denominated in currencies that are not the same as their functional currency; exchange gains and losses in these situations impact net income or loss. The Company’s sales of silver, copper, lead and zinc are denominated in United States dollars and the Company’s costs are incurred in Canadian dollars, United States dollars, Mexican pesos and Peruvian Nuevo Soles. The United States dollar is the functional currency of the Peruvian and Mexican entities. The Canadian dollar is the functional currency of all other entities. The Company also holds cash and cash equivalents, trade and other receivables, accounts payable and other liabilities that are subject to currency risk.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2021

(In thousands of United States dollars, unless otherwise stated)

The following are the most significant areas of exposure to currency risk:

	December 31, 2021
			Peruvian
		Mexican	Nuevo
	CAN dollar	Peso	Soles	Total $
Cash and cash equivalents	301	55	678	1,034
Income tax and other receivables	69	19,478	1,665	21,212
	370	19,533	2,343	22,246

Accounts payable and other liabilities	(705)	(38,271)	(22,997)	(61,973)

Total	(335)	(18,738)	(20,654)	(39,727)

	December 31, 2020
			Peruvian
		Mexican	Nuevo
	CAN dollar	Peso	Soles	Total $
Cash and cash equivalents	179	1,706	1,625	3,510
Income tax and other receivables	39	13,371	723	14,133
	218	15,077	2,348	17,643

Accounts payable and other liabilities	(885)	(27,009)	(16,438)	(44,332)

Total	(667)	(11,932)	(14,090)	(26,689)

The Company manages and monitors this risk with the objective of mitigating the potential adverse effect that fluctuations in currencies against the Canadian dollar and US dollar could have on the Company’s Consolidated Statement of Financial Position and Consolidated Statement of income (loss). As at December 31, 2021, the Company has not entered into any derivative contracts to mitigate this risk.

A 10% appreciation in the US dollar exchange rate against the Peruvian Nuevo Soles and the Mexican Peso based on the financial assets and liabilities held at December 31, 2021, with all the other variables held constant, would have resulted in an increase to the Company’s net income of $2,455 (2020 - $1,965).

A 10% appreciation in the Canadian dollar exchange rate against the US dollar based on the financial assets and liabilities held at December 31, 2021 and 2020, with all the other variables held constant, would have resulted in a negligible impact to the Company’s net income (loss).

(ii)Interest Rate Risk

Interest rate risk is the risk that the fair values or future cash flows of the Company will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its loans payable. The Company monitors its exposure to interest rates closely and has not entered into any derivative contracts to manage its risk. The weighted average interest rate paid by the Company during the year ended December 31, 2021 on its loans and notes payable in Peru was 3.31% (2020 – 4.07%). With all other variables unchanged a 1% increase in the interest rate would have increased the Company’s net loss by $678 (2020 - $708).

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2021

(In thousands of United States dollars, unless otherwise stated)

(iii)Commodity Price Risk

Commodity price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments in the market.

As at December 31, 2021 and 2020, the Company had certain amounts related to the sales of concentrates that have only been provisionally priced. The Company’s exposure to commodity price risk is as follows:

	2021	2020
Commodity	$	$

10% decrease in silver prices	(1,458)	(471)
10% decrease in copper prices	(3,213)	(743)
10% decrease in zinc prices	(605)	(354)
10% decrease in lead prices	(1,002)	(105)
10% decrease in gold prices	(297)	(928)

The increase in commodity price risk in 2021 compared to 2020 resulted from higher metal prices and the increase in unhedged positions.

As at December 31, 2021 and 2020, the Company did not have any forward contracts outstanding.

(b)Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligation as they fall due. The Company has in place planning, budgeting and forecasting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion and development plans. The Company tries to ensure that it has sufficient committed credit facilities to meet its short-term operating needs.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities and undiscounted cash flows as at December 31, 2021 of the Company’s financial liabilities and operating and capital commitments:

	Within 1 year	1-2 years	3-5 years	After 5 years	Total
	$	$	$	$	$
Accounts payable and accrued liabilities	44,308	—	—	—	44,308
Loans payable	25,000	25,000	31,250	—	81,250
Interest on loans payable	2,433	1,586	797	—	4,816
Decommissioning liability	1,034	3,824	3,090	13,297	21,245
Other liabilities	11,183	3,477	—	—	14,660
Total Commitments	83,958	33,887	35,137	13,297	166,279

In the opinion of management, the working capital at December 31, 2021, together with future cash flows from operations and available loan facilities, is sufficient to support the Company’s commitments through 2022.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2021

(In thousands of United States dollars, unless otherwise stated)

(c)Credit Risk

Credit risk is the risk that the counterparty to a financial instrument might fail to discharge its obligations under the terms of a financial contract. Credit risk is primarily associated with trade receivables; however, it also arises on cash and cash equivalents. The Company sells its concentrate to large international organizations. The Company is exposed to significant concentration of credit risk given that all of its revenues from Peru and Mexico were from two customers at each of the locations. At December 31, 2021 and 2020 the Company has not recorded an allowance against trade receivables because it is confident that all of the balances will be collected in full when due and there have not been any issues collecting balances owed to the Company in the past.

The Company’s policy is to keep its cash and cash equivalents only with highly rated financial institutions and to only invest in government securities. The Company considers the risk of loss associated with cash and cash equivalents to be low. The counterparty to the financial asset is a large international financial institution with strong credit ratings and thus the credit risk is considered to be low.

11.OTHER RISKS AND UNCERTAINTIES

Foreign Operations

The Company currently conducts foreign operations and has exploration properties in Peru and Mexico, and as such is exposed to various levels of economic, political and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to, royalties and tax increases or claims by governmental bodies, expropriation or nationalization, foreign exchange controls, import and export regulations, cancellation or renegotiation of contracts and environmental permitting regulations. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have a material adverse effect on operations or profitability.

The Company currently has no political risk insurance coverage against these risks. The Company is unable to determine the impact of these risks on its future financial position or results of operations. Changes, if any, in mining or investment policies or shifts in political attitude in foreign countries may substantively affect Company’s exploration, development and production activities.

Environmental Regulation

The Company’s activities are subject to extensive laws and regulations governing environmental protection which are complex and have tended to become more stringent over time. The Company is required to obtain governmental permits and, in some instances, provide bonding requirements under federal, state, or provincial air, water quality, and mine reclamation rules and permits. Although the Company makes provisions for reclamation costs, it cannot be assured that these provisions will be adequate to discharge its future obligations for these costs. Failure to comply with applicable environmental laws may result in injunctions, damages, suspension or revocation of permits and imposition of penalties. While responsible environmental stewardship is one of the Company’s top priorities, there can be no assurance that the Company has been or will be at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental laws and permits will not materially and adversely affect the Company’s business, results of operations or financial condition.

Exploration, Development and Mining Risk

Sierra’s operations will be subject to all the hazards and risks normally encountered in the exploration, development and production of base or precious metals, including, without limitation, unusual and unexpected geologic formations, seismic activity, rock bursts, pit-wall failures, cave-ins, flooding, mud-rushes and other conditions involved in the drilling, mining and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and legal liability. Milling operations are also subject to various hazards, including, without limitation, equipment failure and failure of retaining dams around tailings disposal areas, which may result in environmental pollution and legal liability.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2021

(In thousands of United States dollars, unless otherwise stated)

Loan Repayment Risk

The Company’s ability to repay its loans depends on its future cash flows, profitability, results of operations and financial condition. The Company has prepared budgets based on estimates of commodity prices, future production, operating costs and capital costs however the Company cannot assure you that such revenues, production plans, costs or other estimates will be achieved. Actual revenues and production costs may vary from the estimates depending on a variety of factors, many of which are not within the Company’s control. These factors include, but are not limited to: commodity price fluctuations; actual ore mined varying from estimates of grade, tonnage, dilution, and metallurgical and other characteristics; mine failures, slope failures or equipment failures; industrial accidents; natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages; exchange rate and commodity price fluctuations; shortages of principal supplies needed shortages of principal supplies needed for operations, including explosives, fuels, chemical reagents, water, equipment parts and lubricants; labor shortages or strikes; high rates of inflation; civil disobedience and protests; and restrictions (including change to the taxation regime) or regulations imposed by governmental or regulatory authorities or other changes in the regulatory environments. Failure to achieve revenue, production or cost estimates or material increases in costs or material decreases in commodity prices could have a material adverse impact on the Company’s future cash flows, profitability, results of operations and financial condition.

Title Risk

Although the Company believes that it has exercised commercially reasonable due diligence with respect to determining title to properties that it owns or controls, there is no guarantee that title to such properties will not be challenged or impugned. The Company’s properties may be subject to prior unrecorded agreements or transfers or native land claims and title may be affected by undetected defects. There may be valid challenges to the title of the Company’s properties which could impair development and/or operations of the Company.

Permit Risk

In the ordinary course of business, the Company will be required to obtain and renew governmental permits and licenses for the operation and expansion of existing operations or for the commencement of new operations. Obtaining or renewing the necessary governmental permits is a complex and time-consuming process. The duration and success of the Company’s efforts to obtain and renew permits and licenses are contingent upon many variables not within its control including the interpretation of applicable requirements implemented by the permitting or licensing authority. The Company may not be able to obtain or renew permits and licenses that are necessary to continue its operations or the cost to obtain or renew permits and licenses may exceed what the Company expects. Any unexpected delays or costs associated with the permitting and licensing process could delay the development or impede operations, which may adversely affect the Company’s revenues and future growth.

Estimates of Mineralized Materials are Subject to Geologic Uncertainty and Inherent Sample Variability

Although the estimated resources have been delineated with appropriately spaced drilling and sampling, both underground and surface, there is inherent variability between duplicate samples taken adjacent to each other and between sampling points that cannot be reasonably eliminated. There also may be unknown geologic details that have not been identified or correctly appreciated at the current level of delineation. This results in uncertainties that cannot be reasonably eliminated from the estimation process. Some of the resulting variances can have a positive effect and others can have a negative effect on mining and processing operations. Acceptance of these uncertainties is part of any mining operation.

Estimates of mineralized material constitute forward-looking information, which is inherently subject to variability. Although resource estimates require a high degree of assurance in the underlying data when the estimates are made, unforeseen events and uncontrollable factors can have significant adverse or positive impacts on the estimates. Actual results will inherently differ from estimates. The unforeseen events and uncontrollable factors include geologic uncertainties including inherent sample variability, metal price

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2021

(In thousands of United States dollars, unless otherwise stated)

fluctuations, variations in mining and processing parameters, and adverse changes in environmental or mining laws and regulations. The timing and effects of variances from estimated values cannot be accurately predicted.

Mineral Resources

Although the Company’s reported mineral resources have been carefully prepared by qualified persons, these amounts are estimates only by independent geologists, and the Company cannot be certain that any specified level of recovery of mineral will in fact be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body that can be economically exploited. Mineralized materials, which are not mineral reserves, do not have demonstrated economic viability. Any material change in the quantity of mineralization, grade or stripping ratio, or the metal price may affect the economic viability of the Company’s properties. In addition, the Company cannot be certain that metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Until an un-mined deposit is actually mined and processed, the quantity of mineral resources and reserves and grades must be considered as estimates only. In addition, the economic value of mineral reserves and mineral resources may vary depending on, among other things, metal prices.

Insurance Risk

The Company’s insurance will not cover all the potential risks associated with a mining company’s operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, the Company expects that insurance against risks such as environmental pollution or other hazards as a result of exploration and production may be prohibitively expensive to obtain for a company of Sierra’s size and financial means. The Company might also become subject to liability for pollution or other hazards which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon the Company’s financial condition and results of operations.

Competitive Risk

The mining industry is competitive in all of its phases. The Company faces strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, base and precious metals. Many of these companies have greater financial resources, operational experience and technical capabilities than the Company does. As a result of this competition, the Company may be unable to maintain or acquire attractive mining properties on terms acceptable to the Company or at all. Consequently, the Company’s revenues, operations and financial condition could be materially adversely affected.

Sierra’s Common Shares may Experience Price Volatility

Securities of mineral resource and mining companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally, as well as market perceptions of the attractiveness of particular industries. The price of the Company’s common shares is also likely to be significantly affected by short-term changes in commodity prices and currency exchange fluctuation. As a result of any of these factors, the market price of the Company’s common shares at any given point in time may not accurately reflect the long-term value of the Company. Securities class-action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2021

(In thousands of United States dollars, unless otherwise stated)

Global Financial Risk

Financial markets globally have been subject to increased volatility. Access to financing has been negatively impacted by liquidity crises throughout the world. These factors may impact the Company’s ability to obtain loans and other credit facilities in the future and, if obtained, on terms favorable to Sierra. The levels of volatility and market turmoil are on the rise, and the Company may not be able to secure appropriate debt or equity financing, any of which could affect the trading price of the Company’s securities in an adverse manner.

Reliance on Key Personnel and Labour Relations

The Company’s operations are dependent on the abilities, experience and efforts of key personnel. If any of these individuals were to be unable or unwilling to continue to provide their services to the Company, there may be a material adverse effect on the Company’s operations. The Company’s success is dependent upon its ability to attract and retain qualified employees and personnel to meet its needs from time to time. The Company may be negatively impacted by the availability and potential increased costs that may be associated with experienced key personnel and general labour. Sierra’s ability to achieve its future goals and objectives is dependent, in part, on maintaining good relations with its employees and minimizing employee turnover. Work stoppages or other industrial relations events at any of Sierra’s operations could lead to delayed revenues, increased costs and delayed operation cash flows. As a result, prolonged labor disruptions at any of Sierra’s operations could have a material adverse impact on its operations as a whole.

Biological hazards (COVID-19)

Since the outbreak of the coronavirus (COVID-19) in late 2019, it has spread into areas where the Company has operations and where the Company’s offices are located. Government efforts to curtail the spread of COVID-19 resulted in reduced production at the Company’s operations as it enhanced physical distancing to protect its personnel and the community. The spread of COVID-19 has impacted the Company’s employees and contractors, not only as it relates to potential health concerns, but also in terms of limitations on movement, availability of food and other goods, and personal wellbeing, among others. The Company’s suppliers and service providers have also been impacted.

While COVID-19 has already had significant, direct impacts on the Company’s operations, business, workforce and production, the extent to which COVID-19 will continue to impact the operations will depend on future developments which are highly uncertain and cannot be predicted with confidence. These future developments include, but are not limited to, the duration of any outbreak, new information that may emerge concerning the severity of COVID-19, including variants of the disease, and the actions taken to contain COVID-19 or treat it. The impact of governmental restrictions and health and safety protocols could improve or worsen relative to the Company’s assumptions, depending on how each jurisdiction manages potential outbreaks of COVID-19, the development and adequate supply of vaccines, and the effectiveness of such vaccines. The management assumes operations will continue to be impacted by comprehensive COVID-19 protocols in 2022, which could increase costs and restrict throughput levels, especially at the Company’s underground mines. Exploration and development programs were also impacted in 2021 due to COVID-related restrictions, protocols and travel restrictions, and the management anticipates that this impact may also be felt in 2022. The Company’s ability to continue with its operations and activities, or to successfully maintain its operations on care and maintenance if so required, or to restart or ramp-up any such operations efficiently or economically, or at all, is unknown.

Moreover, the continued presence of, or spread, of COVID-19, and any future emergence and spread of COVID-19 mutations or other pathogens, globally would likely have material adverse effect on both global and regional economies, including those in which the Company operates. Such effects would not only affect the Company’s business and results of operations, but also the operations of its suppliers, contractors and service providers, including smelter and refining service providers, and the demand for its production. COVID-19 could also negatively impact stock markets, including the trading price of the Company’s shares, adversely impact its ability to raise capital, cause continued interest rate volatility and movements that could make obtaining financing or refinancing its debt obligations more challenging or more expensive (if such financing is available at all), and result in any operations affected by coronavirus becoming subject to quarantine or shut down. Inflationary pressures relating to COVID-19 global financial support measures and current supply chain challenges are also having both direct and indirect impacts on the Company’s costs to operate, which could have a material

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2021

(In thousands of United States dollars, unless otherwise stated)

impact on its financial results. Any of these developments, and others, could have a material adverse effect on the Company’s business and results of operations.

Claims and Legal Proceedings

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the normal course of business. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company. The Company carries liability insurance coverage and will establish accruals and provisions for matters that are probable and can be reasonably estimated. In addition, the Company may be involved in disputes with other parties in the future which may result in a significant impact on our financial condition, cash flow and results of operations.

These matters include an ongoing personal action filed in Mexico against Dia Bras Mexicana S.A de C.V (“DBM”) by an individual, Carlos Emilio Seijas Bencomo, claiming the annulment and revocation of the purchase agreement of two mining concessions, Bolívar III and IV between Minera Senda de Plata S.A. de C.V. and Ambrosio Bencomo Casavantes, and with this, the nullity of purchase agreement between DBM and Minera Senda de Plata S.A. de C.V. Carlos. Emilio Seijas Bencomo passed away in 2020 and his heirs appointed Mr. Emilio Ambrosio Bencomo Portillo as legal representative to pursue this case. As per latest development, on March 21, 2021, the first Civil Court of Chihuahua absolved DBM of all claims raised by the plaintiff. Although the plaintiff filed an appeal against this ruling on April 7, 2021, the Company believes that there is no merit in this appeal and the possibility of reversal of the March 12, 2021 ruling is very unlikely.

12.NON-IFRS PERFORMANCE MEASURES

Adjusted EBITDA and Adjusted net income (loss) attributable to shareholders are non-IFRS performance measures. Management believes these measures better reflect the Company’s performance for the current period and are better indications of its expected performance in future periods. These measures are used internally by the Company to evaluate the performance of its underlying operations and to assist with its planning and forecasting of future operating results. As such, the Company believes these measures are useful to investors in assessing the Company’s underlying performance. These measures are intended to provide additional information, but do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be directly comparable to similar measures presented by other issuers.

Non-IFRS Reconciliation of Adjusted EBITDA

EBITDA is a non-IFRS measure that represents an indication of the Company’s continuing capacity to generate earnings from operations before taking into account management’s financing decisions and costs of consuming capital assets, which vary according to their vintage, technological currency, and management’s estimate of their useful life. EBITDA comprises revenue less operating expenses before interest expense (income), property, plant and equipment amortization and depletion, and income taxes. Adjusted EBITDA has been included in this document. Under IFRS, entities must reflect in compensation expense the cost of share-based payments. In the Company’s circumstances, share-based payments involve a significant accrual of amounts that will not be settled in cash but are settled by the issuance of shares in exchange for cash. As such, the Company has made an entity specific adjustment to EBITDA for these expenses. The Company has also made an entity-specific adjustment to the foreign currency exchange (gain)/loss. The Company considers cash flow before movements in working capital to be the IFRS performance measure that is most closely comparable to adjusted EBITDA.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2021

(In thousands of United States dollars, unless otherwise stated)

The following table provides a reconciliation of adjusted EBITDA to the consolidated financial statements for the three months and years ended December 31, 2021 and 2020:

	Three Months Ended		Year Ended
(In thousands of United States dollars)	December 31,2021	December 31,2020	December 31,2021	December 31,2020
Net income (loss)	$(33,220)	$9,348	$(22,108)	$27,391

Adjusted for:
Depletion and depreciation	10,526	12,390	46,074	41,654
Interest expense and other finance costs	886	882	3,645	4,293
NRV adjustments on inventory	3,619	32	5,746	1,248
Impairment charges	35,000	—	35,000	—
Share-based payments	20	203	1,059	668
Derivative gains	—	37	(451)	(904)
Foreign currency exchange and other provisions	(280)	(1,151)	(583)	(1,022)
Costs related to COVID	1,590	2,598	9,582	5,851
Legal settlement and related charges	—	—	1,665	1,068
Income taxes	702	9,386	25,103	22,586
Adjusted EBITDA	$18,843	$33,725	$104,732	$102,833

Note: The EBITDA calculations for the year 2020 have been adjusted to include costs related to COVID to make them comparable to 2021.

Non-IFRS Reconciliation of Adjusted Net Income

Adjusted net income (loss) attributable to shareholders represents net income (loss) attributable to shareholders excluding certain impacts, net of taxes, such as non-cash depletion charge due to the acquisition of Corona, impairment charges and reversal of impairment charges, write-down of assets, and certain non-cash and non-recurring items including but not limited to share-based compensation and foreign exchange (gain) loss.The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors may want to use this information to evaluate the Company’s performance and ability to generate cash flows. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance in accordance with IFRS.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2021

(In thousands of United States dollars, unless otherwise stated)

The following table provides a reconciliation of adjusted net income to the consolidated financial statements for the three months and years ended December 31, 2021 and 2020:

	Three Months Ended		Year Ended
(In thousands of United States dollars)	December 31,2021	December 31,2020	December 31,2021	December 31,2020
Net income (loss) attributable to shareholders	$(34,716)	$7,603	$(27,363)	$23,419
Non-cash depletion charge on Corona's acquisition	2,084	2,311	9,329	8,503
Deferred tax recovery on Corona's acquisition depletion charge	(284)	—	(2,831)	(2,163)
Share-based compensation	20	203	1,059	668
NRV adjustments on inventory	3,619	32	5,746	1,248
Impairment charges	35,000	—	35,000	—
Legal settlement and related charges	—	—	1,665	1,068
Derivative gains	—	(1,516)	(451)	(904)
Foreign currency exchange loss	(280)	37	(583)	(1,022)
Adjusted net income attributable to shareholders	$5,443	$8,670	$21,571	$30,817

Note: The Adjusted net income attributable to shareholders for the year 2020 has been adjusted to include ‘NRV adjustments on inventory’ to make the calculation comparable to 2021.

Cash Cost per Silver Equivalent Payable Ounce, Copper Equivalent Payable Pound, and Zinc Equivalent Payable Pound

The Company uses the non-IFRS measure of cash cost per silver equivalent ounce, copper equivalent payable pound, and zinc equivalent payable pound to manage and evaluate operating performance. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate cash flows. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Company considers cost of sales per silver equivalent payable ounce, copper equivalent payable pound, and zinc equivalent payable pound to be the most comparable IFRS measure to cash cost per silver equivalent payable ounce, copper equivalent payable pound, and zinc equivalent payable pound, and has included calculations of this metric in the reconciliations within the applicable tables to follow.

All-in Sustaining Cost per Silver Equivalent Payable Ounce, Copper Equivalent Payable Pound, and Zinc Equivalent Payable Pound

All‐In Sustaining Cost (“AISC”) is a non‐IFRS measure and was calculated based on guidance provided by the World Gold Council (“WGC”) in June 2013. WGC is not a regulatory industry organization and does not have the authority to develop accounting standards for disclosure requirements. Other mining companies may calculate AISC differently as a result of differences in underlying accounting principles and policies applied, as well as differences in definitions of sustaining versus development capital expenditures.

AISC is a more comprehensive measure than cash cost per ounce/pound for the Company’s consolidated operating performance by providing greater visibility, comparability and representation of the total costs associated with producing silver and copper from its current operations.

The Company defines sustaining capital expenditures as, “costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output without resulting in an increase in the life of assets, future earnings, or improvements in recovery or grade. Sustaining capital includes costs required to improve/enhance assets to minimum standards for reliability, environmental or safety requirements. Sustaining capital expenditures excludes all expenditures at the Company’s new projects and certain expenditures at current operations which are deemed expansionary in nature.”

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2021

(In thousands of United States dollars, unless otherwise stated)

Consolidated AISC includes total production cash costs incurred at the Company’s mining operations, including treatment and refining charges and selling costs, which forms the basis of the Company’s total cash costs. Additionally, the Company includes sustaining capital expenditures and corporate general and administrative expenses. AISC by mine does not include certain corporate and non‐cash items such as general and administrative expense and share-based payments. The Company believes that this measure represents the total sustainable costs of producing silver and copper from current operations and provides the Company and other stakeholders of the Company with additional information of the Company’s operational performance and ability to generate cash flows. As the measure seeks to reflect the full cost of silver and copper production from current operations, new project capital and expansionary capital at current operations are not included. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included.

The following table provides a reconciliation of cash costs to cost of sales, as reported in the Company’s consolidated statement of income for the three months and years ended December 31, 2021 and 2020:

	Three months ended				Three months ended
(In thousand of US dollars, unless stated)	December 31, 2021				December 31, 2020
	Yauricocha	Bolivar	Cusi	Consolidated	Yauricocha	Bolivar	Cusi	Consolidated
Cash Cost per Tonne of Processed Ore
Cost of Sales	24,695	15,393	6,465	46,553	25,764	15,033	6,771	47,568
Reverse: Workers Profit Sharing	(748)	—	—	(748)	(657)	—	—	(657)
Reverse: D&A/Other adjustments	(5,564)	(3,790)	(1,549)	(10,903)	(6,871)	(4,110)	(1,632)	(12,613)
Reverse: Variation in Finished Inventory	(471)	(151)	68	(554)	1,242	(696)	(276)	270
Total Cash Cost	17,912	11,452	4,984	34,348	19,478	10,227	4,863	34,568
Tonnes Processed	277,531	227,722	84,804	590,057	311,946	383,607	82,683	778,236
Cash Cost per Tonne Processed US$	64.54	50.29	58.77	58.21	62.44	26.66	58.81	44.42

	Twelve months ended				Twelve months ended
	December 31, 2021				December 31,2020
(In thousand of US dollars, unless stated)	Yauricocha	Bolivar	Cusi	Consolidated	Yauricocha	Bolivar	Cusi	Consolidated

Cash Cost per Tonne of Processed Ore
Cost of Sales	105,665	57,415	27,715	190,795	92,618	51,512	21,173	165,303
Reverse: Workers Profit Sharing	(4,266)	—	—	(4,266)	(2,879)	—	—	(2,879)
Reverse: D&A/Other adjustments	(24,899)	(15,963)	(7,110)	(47,972)	(22,994)	(14,599)	(6,636)	(44,229)
Reverse: Variation in Finished Inventory	814	1,736	190	2,740	(2,341)	(902)	498	(2,745)
Total Cash Cost	77,314	43,188	20,795	141,297	64,404	36,011	15,035	115,450
Tonnes Processed	1,256,847	1,349,602	295,771	2,902,220	1,117,860	1,480,588	230,429	2,828,877
Cash Cost per Tonne Processed US$	61.51	32.00	70.31	48.69	57.61	24.32	65.25	40.81

The following table provides detailed information on Yauricocha’s cash cost, and all-in sustaining cost per copper equivalent payable pound for the three months and years ended December 31, 2021 and 2020:

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2021

(In thousands of United States dollars, unless otherwise stated)

Yauricocha:

YAURICOCHA	Three months ended		Twelve months ended
(In thousand of US dollars, unless stated)	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020

Cash Cost per zinc equivalent payable pound
Total Cash Cost	17,912	19,478	77,314	64,404
Variation in Finished inventory	471	(1,242)	(814)	2,341
Total Cash Cost of Sales	18,383	18,236	76,500	66,745
Treatment and Refining Charges	8,534	12,904	35,634	45,761
Selling Costs	1,026	1,212	4,670	4,785
G&A Costs	2,166	2,631	9,344	9,072
Sustaining Capital Expenditures	5,235	3,966	18,843	12,718
All-In Sustaining Cash Costs	35,344	38,949	144,991	139,081
Copper Equivalent Payable Pounds (000's)	11,427	15,770	52,251	65,827
Cash Cost per Copper Equivalent Payable Pound (US$)	1.61	1.16	1.46	1.01
All-In Sustaining Cash Cost per Copper Equivalent Payable Pound (US$)	3.09	2.47	2.77	2.11

The following table provides detailed information on Bolivar’s cash cost, and all-in sustaining cost per copper equivalent payable pound for the three months and years ended December 31, 2021 and 2020:

Bolivar:

BOLIVAR	Three months ended		Twelve months ended
(In thousand of US dollars, unless stated)	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020

Cash Cost per copper equivalent payable pound
Total Cash Cost	11,452	10,227	43,188	36,011
Variation in Finished inventory	151	696	(1,736)	902
Total Cash Cost of Sales	11,603	10,923	41,452	36,913
Treatment and Refining Charges	2,435	2,302	14,240	7,297
Selling Costs	728	1,430	3,986	4,534
G&A Costs	1,181	1,748	5,997	5,763
Sustaining Capital Expenditures	2,870	2,562	14,551	6,718
All-In Sustaining Cash Costs	18,817	18,965	80,226	61,225
Copper Equivalent Payable Pounds (000's)	2,194	8,089	19,033	32,644
Cash Cost per Copper Equivalent Payable Pound(1) (US$)	5.29	1.35	2.18	1.13
All-In Sustaining Cash Cost per Copper Equivalent Payable Pound(1) (US$)	8.58	2.34	4.22	1.88

The following table provides detailed information on Cusi’s cash cost, and all-in sustaining cost per silver equivalent payable ounce for the three months and years ended December 31, 2021 and 2020:

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2021

(In thousands of United States dollars, unless otherwise stated)

Cusi:

CUSI	Three months ended		Twelve months ended
(In thousand of US dollars, unless stated)	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Cash Cost per silver equivalent payable ounce
Total Cash Cost	4,984	4,863	20,795	15,035
Variation in Finished inventory	(68)	276	(190)	(498)
Total Cash Cost of Sales	4,916	5,139	20,605	14,537
Treatment and Refining Charges	1,061	1,093	3,899	2,350
Selling Costs	342	377	1,227	876
G&A Costs	928	320	2,449	861
Sustaining Capital Expenditures	1,536	2,295	6,537	3,462
All-In Sustaining Cash Costs	8,783	9,224	34,717	22,086
Silver Equivalent Payable Ounces (000's)	416	327	1,233	874
Cash Cost per Silver Equivalent Payable Ounce (US$)	11.80	15.70	16.71	16.62
All-In Sustaining Cash Cost per Silver Equivalent Payable Ounce (US$)	21.09	28.18	28.15	25.26

Consolidated:

CONSOLIDATED	Three months ended		Twelve months ended
(In thousand of US dollars, unless stated)	December 31,2021	December 31,2020	December 31,2021	December 31,2020
Total Cash Cost of Sales	34,902	34,298	138,557	118,195
All-In Sustaining Cash Costs	62,944	67,138	259,934	222,392
Copper Equivalent Payable Pounds (000's)	15,240	26,254	76,355	104,901
Cash Cost per Copper Equivalent Payable Pound (US$)	2.29	1.31	1.81	1.13
All-In Sustaining Cash Cost per Copper Equivalent Payable Pound (US$)	4.13	2.56	3.40	2.12

Additional Non-IFRS Measures

The Company uses other financial measures, the presentation of which is not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. The following other financial measures are used:

●	Operating cash flows before movements in working capital - excludes the movement from period-to-period in working capital items including trade and other receivables, prepaid expenses, deposits, inventories, trade and other payables and the effects of foreign exchange rates on these items.

The terms described above do not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. The Company’s management believes that their presentation provides useful information to investors because cash flows generated from operations before changes in working capital excludes the movement in working capital items. This, in management’s view, provides useful information of the Company’s cash flows from operations and are considered to be meaningful in evaluating the Company’s past financial performance or its future prospects. The most comparable IFRS measure is cash flows from operating activities.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2021

(In thousands of United States dollars, unless otherwise stated)

13.RELATED PARTY TRANSACTIONS

During the year ended December 31, 2021, the Company recorded consulting fees of $200 (2020 - $200) to companies related by common directors or officers. Related party transactions occurred in the normal course of business.

(a)	Compensation of Directors and Key Management Personnel

The remuneration of the Company’s directors, officers and other key management personnel during the years ended December 31, 2021 and 2020 are as follows:

	2021	2020
	$	$

Salaries, Cash Bonuses, Severance and Directors Fees	2,626	2,289
Share-based payments[1]	1,373	496
	3,999	2,785

(1)	calculated at fair value on day of the grant
(b)	Principal Subsidiaries

The consolidated financial statements include the accounts of the Company and its subsidiaries, which are entities controlled by the Company. Control exists when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are consolidated from the date that control commences until the date that control ceases.

Non-controlling interests represent equity interests in subsidiaries owned by outside parties. Changes in the parent company’s ownership interest in subsidiaries that do not result in a loss of control are accounted for as equity transactions.

The principal subsidiaries of the Company and their geographical locations as at December 31, 2021 are as follows:

Name of the subsidiary	Ownership interest	Location

Dia Bras EXMIN Resources Inc.	100%	Canada
Sociedad Minera Corona, S. A. (“Corona”) [1]	81.84%	Perú
Dia Bras Peru, S. A. C. (“Dia Bras Peru”) [1]	100%	Perú
Dia Bras Mexicana, S. A. de C. V. (“Dia Bras Mexicana”)	100%	México
EXMIN, S. A. de C. V.	100%	México
Servicios de Produccion Y Extraccion de Chihuahua, S.A. de C.V	100%	México

1 The Company, through its wholly owned subsidiary Dia Bras Peru, holds an 81.84% interest in Corona, which represents 92.33% of the voting shares. The Company consolidates Corona’s financial results and records a non-controlling interest for the 18.16% that it does not own.

14.CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Significant Accounting Judgments and Estimates

In the application of the Company’s accounting policies, which are described in note 2 of the Company’s December 31, 2021 consolidated financial statements, management is required to make judgments, estimates and assumptions about the effects of uncertain

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2021

(In thousands of United States dollars, unless otherwise stated)

future events on the carrying amounts of assets and liabilities. The estimates and associated assumptions are based on management’s best knowledge of the relevant facts and circumstances and historical experience. Actual results may differ from these estimates; potentially having a material future effect on the Company’s consolidated financial statements.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The following are the significant judgments that management has made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:

(a)Impairment Review of Asset Carrying Values

In accordance with the Company’s accounting policy, at every reporting period, the Company assesses whether there are any indicators that the carrying value of its assets or CGUs may be impaired, which is a significant management judgment. Where there is an indication that the carrying amount of an asset may not be recoverable, the Company prepares a formal estimate of the recoverable amount by analyzing discounted cash flows. The resulting valuations are particularly sensitive to changes in estimates such as long- term commodity prices, exchange rates, sales volume, operating costs, and discount rates. In the event of impairment, if there is an adverse change in any of the assumptions or estimates used in the discounted cash flow model, this could result in a further impairment of the asset. Also, in accordance with the Company’s accounting policy, the Company capitalizes evaluation expenditures when there is a high degree of confidence that these costs are recoverable and have a probable future benefit. As at December 31, 2021, the Company’s assessment of its long-lived assets and exploration and evaluation expenditures resulted in an impairment of $35.0 million on its Cusi mine.

(b)Mineral Reserves and Resources

The Company estimates mineral reserves and resources based on information prepared by qualified persons as defined in accordance with NI 43-101. These estimates form the basis of the Company’s life of mine (“LOM”) plans, which are used for a number of important and significant accounting purposes, including: the calculation of depletion expense and impairment charges, forecasting the timing of the payment of decommissioning costs and future taxes. There are significant uncertainties inherent in the estimation of mineral reserves and the assumptions used which include commodity prices, production costs, recovery rates and exchange rates may change significantly when new information becomes available. Changes in assumptions could result in mineral reserves being revised, which in turn would impact our depletion expense, asset carrying values and the provision for decommissioning costs.

As indicated earlier, in accordance with NI 43-101, the Mineral Reserves previously reported for these mines are no longer valid after the issuance of the PEA Technical Reports and so have not been disclosed in this document. The Mineral Resources reported herein reflect the resources as at the effective dates of each mine’s Reserves and Resources update reduced by depletion until December 31, 2021.

(c)Deferred Tax Assets and Liabilities

The Company’s management makes significant estimates and judgments in determining the Company’s tax expense for the period and the deferred tax assets and liabilities. Management interprets tax legislation in a variety of jurisdictions and makes estimates of the expected timing of the reversal of deferred tax assets and liabilities. In addition, management makes estimates related to expectations of future taxable income based on cash flows from operations and the application of existing tax laws in each jurisdiction. Assumptions used in the cash flow forecast are based on management’s estimates of future production and sales volume, commodity prices, operating costs, capital expenditures, dividends, and decommissioning and reclamation expenditures. These estimates are subject to risk and uncertainty and could result in an adjustment to the deferred tax provision and a corresponding credit or charge to the statement of loss. The Company is subject to assessments by the various tax authorities who may interpret the tax laws differently. These differences may impact the final amount or the timing of the payment of taxes. The

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2021

(In thousands of United States dollars, unless otherwise stated)

Company provides for such differences where known based on management’s best estimates of the probable outcome of these matters.

(d)Decommissioning and Restoration Liabilities Costs

The Company’s provision for decommissioning and restoration costs is based on management’s best estimate of the present value of the future cash outflows required to settle the liability. In determining the liability, management makes estimates about the future costs, inflation, foreign exchange rates, risks associated with the cash flows, and the applicable risk-free interest rates for discounting future cash flows. Changes in any of these estimates could result in a change in the provision recognized by the Company. Also, the ultimate costs of environmental disturbance are uncertain and cost estimates can vary in response to many factors including changes to the relevant legal requirements, the emergence of new restoration techniques or experience at other mine sites.

Changes in decommissioning and restoration liabilities are recorded with a corresponding change to the carrying amounts of the assets to which they relate. Adjustments made to the carrying amounts of the asset can result in a change to the depreciation charged in the consolidated statement of loss.

(e)COVID-19 uncertainty

In preparing the Company’s consolidated financial statements, the management makes judgments in applying its accounting policies. The areas of policy judgment are consistent with those reported in the Company’s 2020 annual consolidated financial statements. In addition, the Company makes assumptions about the future in deriving estimates used in preparing our consolidated financial statements. Sources of estimation uncertainty include estimates used to determine the recoverable amounts of long-lived assets, recoverable reserves and resources, the provision for income taxes and the related deferred tax assets and liabilities and the valuation of other assets and liabilities including decommissioning and restoration provisions.

The Company has assessed the economic impacts of the COVID-19 pandemic on its consolidated financial statements. Mining operations at the Company’s Bolivar mine were impacted during the year ended December 31, 2021 resulting in a high cost of stockpile and concentrate inventory and consequent reduction of these inventories to their net realizable value (“NRV”). Further, the availability of personnel remained an issue throughout 2021, considering the absenteeism caused by quarantines and due to the recovery phase of the workers who tested COVID-positive. Low availability of manpower led to delays in mine development and consequent impact on metal production, which was particularly noticed at the Bolivar mine. The measures taken by the Company to detect and restrict the spread of COVID resulted in additional costs of $9.6 million (2020 - $5.9 million). Despite these impacts, the management has determined that the Company’s ability to execute its medium- and longer-term plans and the economic viability of its assets including the carrying value of its long-lived assets are not materially impacted. In making this judgment, management has assessed various criteria including, but not limited to, existing laws, regulations, orders, disruptions and potential disruptions in our supply chain, disruptions in the markets for our products, commodity prices and foreign exchange prices and the actions that the Company has taken at its operations to protect the health and safety of its workforce and local community.

15.OFF BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements as at December 31, 2021.

16.DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING (“ICFR”)

Disclosure Controls and Procedures

The Company’s management is responsible for designing and maintaining adequate internal controls over financial reporting and disclosure controls and procedures, under the supervision of the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with IFRS.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2021

(In thousands of United States dollars, unless otherwise stated)

Management, including the CEO and CFO, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as at December 31, 2021, as defined in the rules of the Canadian Securities Administration. Based on this evaluation, they concluded that our disclosure controls and procedures are effective in providing reasonable assurance that the information required to be disclosed in reports we filed or submitted under Canadian securities legislation was recorded, processed, summarized and reported within the time periods specified in those rules.

Internal Controls Over Financial Reporting

Management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, and used the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to evaluate the effectiveness of our controls in 2021. Based on this evaluation, management concluded that our internal control over financial reporting was effective as at December 31, 2021 and provided a reasonable assurance of the reliability of our financial reporting and preparation of the financial statements.

No matter how well designed any system of internal control has inherent limitations. Even systems determined to be effective can provide only reasonable assurance of the reliability of financial statement preparation and presentation.

Changes in Internal Controls Over Financial Reporting

There have been no changes in ICFR during the three months ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, ICFR.

17.CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This discussion includes certain statements that may be deemed “forward-looking”. All statements in this discussion, other than statements of historical fact, addressing future exploration drilling, exploration and development activities, production activities and events or developments that the Company expects, are forward looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those expressed in forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, general economic, market or business conditions, and other factors which are discussed under “Risk Factors” in the Company’s Annual Information Form completed for the year ended December 31, 2021 available at www.sedar.com and at www.sec.gov under the Company’s name.

The MD&A contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” within Canadian securities laws (collectively “forward-looking statements”) related to the Company and its operations, and in particular, the anticipated developments in the Company’s operations in future periods, the Company’s planned exploration activities, the adequacy of the Company’s financial resources and other events or conditions that may occur in the future. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if and when the properties are developed or further developed. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

These forward-looking statements include, but are not limited to, relate to, among other things: future production of silver, lead, copper and zinc (the “metals”); future cash costs per ounce or pound of the metals; the price of the metals; the effects of domestic and foreign laws, regulations and government policies and actions affecting the Company’s operations or potential future operations; future successful development of the Yauricocha, Bolivar and Cusi near-mine exploration projects and other exploration and development projects; the sufficiency of the Company’s current working capital, anticipated operating cash flow or the Company’s ability to raise necessary funds; estimated production rates for the metals produced by the Company; timing of production; the estimated cost of sustaining capital; ongoing or future development plans and capital replacement, improvement or remediation programs; the estimates

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2021

(In thousands of United States dollars, unless otherwise stated)

of expected or anticipated economic returns from the Company’s mining projects; future sales of the metals, concentrates or other future products produced by the Company; and the Company’s plans and expectations for its properties and operations.

Risks and uncertainties relating to foreign currency fluctuations; risks inherent in the mining industry including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems, flooding and mud rushes; risks associated with the estimation of mineral resources and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labour disputes or other unanticipated difficulties or shortages of labour or interruptions in production; actual material mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of pilot-mining activities and cost estimates, including the potential for unexpected costs/expenses and commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation: uncertainty of production and cost estimates for the Yauricocha Mine (as hereinafter defined), the Bolivar Mine (as hereinafter defined) and the Cusi Mine (as hereinafter defined); uncertainty of production at the Company’s exploration and development properties; risks and uncertainties associated with developing and exploring new mines including start-up delays; risks and hazards associated with the business of mineral exploration, development and mining (including operating in foreign jurisdictions, environmental hazards, industrial accidents, unusual or unexpected geological or structure formations, pressures, cave-ins and flooding); risks and uncertainties relating to the interpretation of drill results and the geology, grade and continuity of the Company’s mineral deposits; risks related to the Company’s ability to obtain adequate financing for the Company’s planned development activities and to complete further exploration programs; fluctuations in spot and forward markets for the metals and certain other commodities; risks related to obtaining long-term sales contracts or completing spot sales for the Company’s products; the Company’s history of losses and the potential for future losses; risks related to general economic conditions, including recent market and world events and conditions; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; relationships with and claims by local communities and indigenous populations; diminishing quantities or grades of mineral reserves as properties are mined; challenges to, or difficulty maintaining, the Company’s title to properties and continued ownership thereof; risks related to the Company’s covenants with respect to the Corporate Facility (as hereinafter defined); changes in national and local legislation, taxation, controls or regulations and political or economic developments or changes in Canada, Mexico, Peru or other countries where they may carry on business; risks related to the delay in obtaining or failure to obtain required permits, or non-compliance with permits the Company has obtained; increased costs and restrictions on operations due to compliance with environmental laws and regulations; regulations and pending legislation governing issues involving climate change, as well as the physical impacts of climate change; risks related to reclamation activities on the Company’s properties; uncertainties related to title to the Company’s mineral properties and the surface rights thereon, including the Company’s ability to acquire, or economically acquire, the surface rights to certain of the Company’s exploration and development projects; the Company’s ability to successfully acquire additional commercially mineable mineral rights; risks related to currency fluctuations (such as the Canadian dollar, the United States dollar, the Peruvian sol and the Mexican peso); increased costs affecting the mining industry, including occasional high rates of inflation; increased competition in the mining industry for properties, qualified personnel and management; risks related to some of the Company’s directors’ and officers’ involvement with other natural resource companies; the Company’s ability to attract and retain qualified personnel and management to grow the Company’s business; risks related to estimates of deferred tax assets and liabilities; risks related to claims and legal proceedings and the Company’s ability to maintain adequate internal control over financial reporting.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Forward looking statements are statements about the future and are inherently uncertain, and the Company’s actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this MD&A under the heading ‘‘Other Risks and Uncertainties”. The Company’s

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2021

(In thousands of United States dollars, unless otherwise stated)

forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors Concerning Estimates of Inferred Resources

In particular, and without limiting the generality of the foregoing, the terms “inferred mineral resources,” “indicated mineral resources,” “measured mineral resources” and “mineral resources” used or referenced in this document and the Company’s AIF dated March 16, 2022 are Canadian mineral disclosure terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the 2014 Canadian Institute of Mining, Metallurgy and Petroleum Standards for Mineral Resources and Mineral Reserves, Definitions and Guidelines, May 2014 (the “CIM Standards”). The CIM Standards differ significantly from the historic standards in the United States included in U.S. Securities and Exchange Commission (the “SEC”) Industry Guide 7.

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Securities Exchange Act of 1934, as amended. These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) with compliance required for the first fiscal year beginning on or after January 1, 2021. Under the SEC Modernization Rules, the historical property disclosure requirements for mining registrants included in SEC Industry Guide 7 will be rescinded and replaced with disclosure requirements in subpart 1300 of SEC Regulation S-K. As an issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards.

As a result of the adoption of the SEC Modernization Rules, the SEC will recognize estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding definitions under the CIM Standards that are required under NI 43-101. Accordingly, during the period leading up to the compliance date of the SEC Modernization Rules, information regarding mineral resources or mineral reserves contained or referenced in our AIF may not be comparable to similar information made public by companies that report in accordance with U.S. standards. While the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules.